THIS FILING IS MADE PURSUANT TO RULE 424(b)(5) UNDER THE SECURITIES ACT OF 1933
                 IN CONNECTION WITH REGISTRATION NO. 333-63780
                             SUBJECT TO COMPLETION

            PRELIMINARY PROSPECTUS SUPPLEMENT DATED FEBRUARY 4, 2002
This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT
----------------------------

(TO PROSPECTUS DATED JULY 30, 2001)

                                3,500,000 SHARES

                                     [LOGO]

                           PENN NATIONAL GAMING, INC.

                                  COMMON STOCK

                               -----------------

    We are offering 2,500,000 shares of common stock, and the selling shareholder is offering 1,000,000 shares of common stock. We will not receive any proceeds from the shares of common stock sold by the selling shareholder.

    Our common stock is quoted on the Nasdaq National Market under the symbol "PENN." On February 1, 2002, the last sale price of our common stock as reported on the Nasdaq National Market was $31.95 per share.

    FOR A DISCUSSION OF RISKS YOU SHOULD CONSIDER IN DECIDING WHETHER TO BUY OUR COMMON STOCK SEE "RISK FACTORS" BEGINNING ON PAGE S-8.

                             ---------------------

                                                              PER SHARE    TOTAL
                                                              ---------    -----
Public offering price.......................................         $           $
Underwriting discount.......................................         $           $
Proceeds, before expenses, to Penn National.................         $           $
Proceeds, before expenses, to the selling shareholder.......         $           $

    We have granted the underwriters a 30-day option from the date of this prospectus supplement to purchase up to an additional 525,000 shares at the public offering price, less the underwriting discount, to cover over-allotments.

    None of the Securities and Exchange Commission or any state securities commission, or the Louisiana Gaming Control Board, the Mississippi State Tax Commission, the New Jersey Casino Control Commission, the New Jersey Racing Commission, the Alcohol and Gaming Commission of Ontario, the Pennsylvania State Horse Racing Commission, the Pennsylvania State Harness Racing Commission, the West Virginia Racing Commission, the West Virginia Lottery Commission or any other gaming authority, has passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus or the investment merits of the common stock offered hereby. Any representation to the contrary is a criminal offense.

    The underwriters are severally underwriting the common stock being offered. The underwriters expect to deliver the common stock to purchasers on or about
February       , 2002.

                             ---------------------

                          JOINT BOOK-RUNNING MANAGERS

MERRILL LYNCH & CO.                                     BEAR, STEARNS & CO. INC.
                                  ------------

CIBC WORLD MARKETS
                      DEUTSCHE BANC ALEX. BROWN
                                            LEHMAN BROTHERS

                             ---------------------

        The date of this prospectus supplement is February       , 2002.

           [INSIDE FRONT COVER OF PRELIMINARY PROSPECTUS SUPPLEMENT]

[Photograph of Entrance to the Charles Town Entertainment Complex in Charles Town, West Virginia.]

[Photograph of Exterior Entrance to Casino Magic in Bay St. Louis, Mississippi.]

[Photograph of Exterior of Boomtown in Biloxi, Mississippi.]

[Photograph of the Exterior of Casino Rouge in Baton Rouge, Louisiana.]

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
About This Prospectus Supplement............................     S-i
Where You Can Find More Information.........................    S-ii
Disclosure Regarding Forward-Looking Statements.............   S-iii
Prospectus Supplement Summary...............................     S-1
Risk Factors................................................     S-8
Use of Proceeds.............................................    S-16
Market Price of Common Stock................................    S-16
Dividend Policy.............................................    S-16
Capitalization..............................................    S-17
Unaudited Pro Forma Consolidated Statements of Operations...    S-18
Selling Shareholder.........................................    S-25
Underwriting................................................    S-26
Legal Matters...............................................    S-29
Experts.....................................................    S-29
                              PROSPECTUS
                                                                PAGE
                                                              --------
About This Prospectus.......................................       i
Where You Can Find More Information.........................      ii
Disclosure Regarding Forward-Looking Statements.............     iii
The Company.................................................       1
Use of Proceeds.............................................       3
Ratio of Earnings to Fixed Charges..........................       3
Description of Capital Stock................................       4
Description of Debt Securities..............................      10
Selling Shareholders........................................      17
Plan of Distribution........................................      18
Legal Matters...............................................      19
Experts.....................................................      19

                              -------------------
                        ABOUT THIS PROSPECTUS SUPPLEMENT

    We provide information to you about the common stock in two separate documents that offer varying levels of detail:

    - the accompanying prospectus, which provides general information, some of which may not apply to the common stock; and

    - this prospectus supplement, which provides a summary of the terms of the common stock.

    This offering of common stock is being made under our existing shelf registration statement that we filed with the Securities and Exchange Commission. After the completion of this offering, we will have remaining under this shelf registration statement approximately $190 million available for sale, from time to time, in one or more offerings of common stock, preferred stock or debt securities.

    You should rely only upon the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since that date.
                              -------------------

    None of Penn National Gaming, Inc., the underwriters or any of their respective representatives is making any representation to you regarding the legality of an investment in the common stock by you under applicable law. You should consult with your own advisors as to the legal, tax, business, financial and related aspects of a purchase of the common stock.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith we file reports and other information. Such reports and other information may be inspected and copied at the public reference rooms of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Commission by mail at prescribed rates. Please call the Commission at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference rooms. In addition, the Commission maintains a website (http://www.sec.gov) that contains such reports, proxy statements and other information that we have filed. Information may be obtained from us at the address specified below.

    We have "incorporated by reference" into this prospectus supplement and the accompanying prospectus certain information that we file with the Commission. This means that we can disclose important business, financial and other information in this prospectus by referring you to the documents containing this information. All information incorporated by reference is part of this prospectus supplement and the accompanying prospectus, unless and until that information is updated and superseded by the information contained in this prospectus supplement and the accompanying prospectus or any information filed with the Commission and incorporated later. Any information that we subsequently file with the Securities and Exchange Commission that is incorporated by reference will automatically update and supersede any previous information that is part of this prospectus supplement and the accompanying prospectus.

    We incorporate by reference our documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the time that we sell all of the securities offered by this prospectus supplement and the accompanying prospectus:

    - Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000;

    - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

    - Current Reports on Form 8-K filed on October 20, 2000, March 2, 2001, May 7, 2001, June 8, 2001 and August 23, 2001;

    - The description of our common stock included in our registration statement on Form 8-A as filed on May 26, 1994; and

    - The description of our preferred share purchase rights included in our registration statement on Form 8-A as filed on March 16, 1999.

    We will provide without charge to each person to whom a copy of this prospectus supplement and the accompanying prospectus is delivered upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus supplement and the accompanying prospectus incorporates). Requests should be directed to:

                           Penn National Gaming, Inc.
                       828 Berkshire Boulevard, Suite 200
                              Wyomissing, PA 19610
                         Attention: Robert S. Ippolito
                            Telephone (610) 373-2400

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus supplement, accompanying prospectus and the documents that are incorporated by reference herein and therein, include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, regarding, among other things, our business strategy, our prospects and our financial position. These statements can be identified by the use of forward-looking terminology such as "believes," "estimates," "expects," "intends," "may," "will," "should" or "anticipates" or the negative or other variation of these or similar words, or by discussions of strategy or risks and uncertainties. Specifically, forward-looking statements may include, among others, statements concerning:

    - our expectations of future results of operations or financial condition;

    - our expectations for our properties and the facility that we manage in Canada;

    - the timing, cost and expected impact on our market share and results of operations of our planned capital expenditures;

    - the timing of completion of our acquisition of Bullwhackers casino;

    - the impact of our regional diversification;

    - our expectations with regard to further acquisitions and the integration of any companies we may acquire;

    - the outcome and financial impact of the litigation in which we are involved;

    - the actions of regulatory authorities with regard to our business and the impact of any such actions;

    - the expected effect of regulatory changes that we are pursuing; and

    - expectations of the continued availability of capital resources.

    Although we believe that the expectations reflected in such forward-looking statements are reasonable, they are inherently subject to risks, uncertainties and assumptions about us and our subsidiaries and, accordingly, we cannot assure you that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation, risks related to the following:

    - capital projects at our gaming and pari-mutuel facilities;

    - the activities of our competitors;

    - the existence of attractive acquisition candidates;

    - our ability to maintain regulatory approvals for our existing businesses and to receive regulatory approvals for our new businesses;

    - our dependence on key personnel;

    - the maintenance of agreements with our horsemen and pari-mutuel clerks;

    - other risks and uncertainties described from time to time in our filings with the Securities and Exchange Commission;

    - the risk factors or uncertainties listed herein or in any document incorporated by reference herein or therein; and

    - other risks and uncertainties that have not been identified at this time.

    All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement, accompanying prospectus and the documents incorporated by reference may not occur.

                         PROSPECTUS SUPPLEMENT SUMMARY

    EXCEPT WHERE OTHERWISE NOTED, THE WORDS "WE," "US," "OUR" AND SIMILAR TERMS AS WELL AS REFERENCES TO "PENN NATIONAL" OR THE "COMPANY" REFER TO PENN NATIONAL GAMING, INC. AND ALL OF ITS SUBSIDIARIES. THE FOLLOWING SUMMARY CONTAINS BASIC INFORMATION ABOUT THIS OFFERING. IT LIKELY DOES NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. BEFORE MAKING AN INVESTMENT DECISION, YOU SHOULD READ THIS ENTIRE PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS TO WHICH WE HAVE REFERRED YOU.

                                  THE COMPANY

    We are a leading diversified, multi-jurisdictional owner and operator of gaming properties, as well as horse racetracks and associated off-track wagering facilities, which we refer to in this document as our pari-mutuel operations. We own or operate five gaming properties located in West Virginia, Mississippi, Louisiana and Ontario, Canada that are focused primarily on serving customers within driving distance of our properties. We also own two racetracks and eleven off-track wagering facilities in Pennsylvania. We believe our portfolio of assets provides us with diversified cash flow. We intend to pursue the expansion of our gaming operations through both the implementation of a disciplined capital expenditure program at our existing properties and the continued pursuit of strategic acquisitions of gaming properties in attractive regional markets.

    In 1997, we began our transition from a pari-mutuel company to a diversified gaming company with the introduction of video lottery terminals at our Charles Town Entertainment Complex. In 1999, we expanded our offerings at Charles Town with the introduction of reel-spinning, coin-in/coin-out machines. We continued our transition through a series of strategic acquisitions in four different regional markets. In August 2000, we acquired Casino Magic Bay St. Louis in Bay St. Louis, Mississippi and Boomtown Biloxi in Biloxi, Mississippi for an aggregate purchase price of approximately $200 million and, in April 2001, we acquired Casino Rouge in Baton Rouge, Louisiana and the management contract for Casino Rama in Orillia, Ontario, Canada for approximately $180 million. In addition, we have signed an agreement to acquire the operations of Bullwhackers casino in Black Hawk, Colorado. We are also in the process of implementing significant capital improvement plans at Charles Town and Bay St. Louis. These projects include the construction of additional floor space and a parking facility at Charles Town and the development of an additional hotel in Bay St. Louis. We believe these projects will broaden the customer appeal of these properties.

    On a pro forma basis reflecting our recent acquisitions, our revenues would have been $537.0 million and $483.5 million for the twelve months ended September 30, 2001 and 2000, respectively, and our EBITDA (as defined on page S-7) would have been $119.4 million and $109.4 million for the twelve months ended September 30, 2001 and 2000, respectively.

OUR PROPERTIES

    The following table summarizes certain features of our owned or leased properties and our managed facility as of January 31, 2002:

                                                                                                                 PRO FORMA
                                                                                                               PROPERTY LEVEL
                                                                                                               EBITDA(1) FOR
                                                                                                                   TWELVE
                                                                              GAMING                            MONTHS ENDED
                                                             TYPE OF          SQUARE     GAMING      TABLE     SEPTEMBER 30,
           PROPERTY                   LOCATION              FACILITY         FOOTAGE    MACHINES     GAMES          2001
           --------                   --------              --------         -------    --------     -----     --------------
OWNED OR LEASED:                                                                                               (IN THOUSANDS)
Charles Town Entertainment       Charles Town, WV      Land-based gaming/      50,000     2,000        --         $ 47,971
  Complex                                              Thoroughbred racing
Casino Magic Bay St. Louis       Bay St. Louis, MS     Dockside gaming         39,500     1,158        37           18,565
Boomtown Biloxi                  Biloxi, MS            Dockside gaming         33,600     1,152        27           12,739
Casino Rouge                     Baton Rouge, LA       Dockside gaming         28,000     1,029        38           21,142
Penn National Race Course(2)     Harrisburg, PA        Thoroughbred racing         --        --        --            7,907
Pocono Downs(2)                  Wilkes-Barre, PA      Harness racing              --        --        --            6,783
OPERATED:
Casino Rama                      Orillia, Ontario      Land-based gaming       75,000     2,202       122           11,098
                                                                             --------     -----       ---         --------
Total                                                                         226,100     7,541       224         $126,205
                                                                             ========     =====       ===         ========

------------------------------

(1) Excludes corporate overhead expense of $9.2 million and earnings from unconsolidated affiliates of $2.1 million.

(2) In addition to our racetracks, Penn National Race Course and Pocono Downs operate six and five off-track wagering facilities, respectively, located throughout Pennsylvania. Property level EBITDA at these properties includes the results of associated OTWs.

    CHARLES TOWN ENTERTAINMENT COMPLEX. The Charles Town Entertainment Complex in Charles Town, West Virginia features 2,000 gaming machines, a thoroughbred racetrack, simulcast wagering, entertainment and dining. The facility is located within driving distance of Baltimore, Maryland and Washington, D.C. and is a leading gaming property serving the area. There is a total population of approximately 3.1 million and 10.0 million persons within a 50 and 100-mile radius, respectively, of the property. We have experienced strong growth at the facility and have increased the number of gaming machines from 400 in September 1997 to their current levels. A change in law in March 2001 increased the maximum per pull wagering limit on the machines from $2 to $5. We have undertaken a number of initiatives to drive growth at this property. In November 2000, we expanded the gaming area to over 50,000 square feet and opened a 150-seat restaurant and bar. We also have begun construction of a 1,500-space structured parking facility that is expected to open in the second quarter of 2002 and we are expanding the gaming floor space to accommodate additional gaming machines and patrons. The expansion will add 41,000 square feet of space and will enable us to install 500 additional gaming machines. We expect to complete this phase of the expansion in July 2002. Subject to regulatory approval, we expect to install 500 machines in 2002 and an additional 1,000 machines in 2003, for a total of 3,500 machines.

    CASINO MAGIC BAY ST. LOUIS. Casino Magic Bay St. Louis offers approximately 39,500 square feet of gaming space, with approximately 1,158 slot machines and 37 table games. The facility is located in the Gulf Coast gaming market and is within driving distance of New Orleans, Louisiana, Mobile, Alabama and other cities in the Southeast. The property includes a 201-room hotel with banquet and meeting space, 1,800-seat arena, 18-hole Arnold Palmer-designed championship golf course, steak and seafood restaurant, a buffet-style restaurant and a live entertainment lounge. We are constructing a 300-room hotel with conference facilities, which we expect to open in the late second quarter of 2002. The hotel, which is attached to the casino, will be comprised of 236 deluxe rooms, 46 junior suites and 9 one-bedroom suites with attached parlors. We believe the new hotel will enable us to enhance our status as a regional destination property.

    BOOMTOWN BILOXI. Boomtown Biloxi, also located in the Gulf Coast gaming market, offers approximately 33,600 square feet of gaming space, with 1,152 slot machines and 27 table games, as well as other gaming amenities including a full service buffet/menu service restaurant, 120-seat deli-style restaurant, full-service bakery, western dance hall/cabaret and 20,000-square foot family entertainment center. We believe that the property offers a relaxed and friendly environment and has a broad and loyal customer base. There is an adult population of approximately 665,000 and 2.2 million persons within a 50 and 100-mile radius, respectively, of the Gulf Coast market.

    CASINO ROUGE. Casino Rouge is one of two dockside riverboat gaming facilities operating in Baton Rouge, Louisiana. The property features a four-story, 47,000-square foot riverboat casino, replicating a nineteenth century Mississippi River paddlewheel steamboat, and a two-story, 58,000-square foot dockside embarkation building. The riverboat features approximately 28,000 square feet of gaming space, 1,029 gaming machines and 38 table games and has a capacity of 1,800 customers. The dockside embarkation facility offers a variety of amenities, including a steakhouse, a 268-seat buffet, food and bar service, lounge areas, meeting and planning space and a gift shop. There is an adult population of approximately 650,000 and 2.1 million persons within a 50 and 100-mile radius, respectively, of the Baton Rouge market.

    CASINO RAMA. We operate Casino Rama, a full service gaming and entertainment facility, on behalf of the Ontario Lottery and Gaming Corporation, an agency of the Province of Ontario. Casino Rama, located on the lands of the Mnjikaning First Nation, is approximately 90 miles north of Toronto, Canada, and has approximately 75,000 square feet of gaming space, 2,202 gaming machines and 122 table games. A 5,000-seat entertainment facility opened in July 2001 and a 300-room hotel currently is under construction at the property and is expected to open in the second quarter of 2002. We have not and are not required to commit any of our capital to these projects. Under our operating agreement, which expires in 2011, we are entitled to a base fee equal to two percent of gross revenue of the casino and an incentive fee equal to five percent on the casino's net operating profit.

    PENN NATIONAL RACE COURSE, POCONO DOWNS AND OTHER PARI-MUTUEL ASSETS. In addition to our gaming facilities, we own and operate Penn National Race Course, located outside of Harrisburg, one of two thoroughbred racetracks in Pennsylvania, and Pocono Downs, located outside of Wilkes-Barre, one of two harness racetracks in Pennsylvania. There is a total population of approximately
2.2 million persons within a 50-mile radius of Penn National Race Course. There is a total population of approximately 1.5 million persons within a 50-mile radius of Pocono Downs. In addition to our racetracks, we operate eleven off-track wagering facilities, or OTWs, in Pennsylvania and hold a 50% interest in Pennwood Racing, Inc., a joint venture that owns and operates Freehold Raceway in New Jersey.

    In August 2001, we entered into a definitive agreement to acquire the operations of Bullwhackers Casino in Black Hawk, Colorado for $6.5 million cash. The Bullwhackers properties include 20,700 square feet of gaming space, 1,002 slot machines, 16 table games and a 475-car parking area. The properties are located on leased land as well as 3.25 acres of land included in the acquisition, much of which is utilized for parking. We expect to close the acquisition in the second quarter of 2002.

BUSINESS STRATEGY AND STRENGTHS

    We seek to provide our customers with high quality gaming, racing, lodging, dining and entertainment offerings. Our strategy is to expand our gaming operations through both internal growth and the selective acquisition of strategic gaming properties in attractive gaming markets.

    We believe that the following key competitive strengths will contribute to the successful implementation of our strategy:

    - LEADING PROPERTIES IN ESTABLISHED REGIONAL MARKETS. Each of our properties is located in established regional markets and has a population of at least two million people within a

      100-mile radius. We believe that our properties occupy a niche position in each market in which we operate. Charles Town, with $193.6 million in revenue for the twelve months ended September 30, 2001, is positioned as the dominant operator in its market. Bay St. Louis, with its current expansion and existing golf course, is evolving into a complete overnight destination resort with what we believe is the broadest offering of amenities on the Gulf Coast. Boomtown is the leading locals property in the Biloxi market. Casino Rouge, with a 55% market share of 2001 revenue, has consistently been the top performing property in Baton Rouge. Through the introduction of additional amenities, and the implementation of our capital improvement plans, we believe we can further improve the relative market share of each of our existing properties.

    - HISTORICALLY STABLE CASH FLOWS FROM EXISTING PROPERTIES. Because each of our properties caters predominantly to local customers who tend to visit our properties on a regular basis, our properties historically have generated relatively stable cash flows. Moreover, the majority of our gross gaming revenues comes from either video lottery terminal or slot machine play, which typically are more predictable and stable sources of revenue than other forms of gaming revenues. Each of our owned properties has been in operation for a minimum of seven years and each is an established venue for entertainment in its respective market. We believe the capital development plans we are implementing will help us improve the cash flow generating capabilities of our properties in the future.

    - DIVERSIFIED PROPERTY PORTFOLIO. In addition to our established properties in West Virginia and Pennsylvania, during the last 18 months we have acquired three gaming properties in three regional markets and the right to operate a fourth property in another regional market, enabling us to develop a diversified portfolio of gaming properties. We believe this regional diversification helps insulate us from softness in any one market, while providing us with an opportunity to build a diversified database of gaming customers to whom we can cross-market and promote all of the properties within our portfolio. We intend to broaden the diversification of our property portfolio through the continued pursuit of strategic acquisitions in attractive markets.

    - SUCCESSFUL ACQUISITION TRACK RECORD. During the past five years, we have successfully transformed ourselves from an operator of racetracks and off-track wagering facilities, into an operator of diversified gaming properties. In implementing this transformation, we have positioned our properties to achieve meaningful operating synergies, while simultaneously building an experienced casino management team. We believe we have a strong operational platform from which to pursue the continued growth of our gaming operations.

    - WELL-POSITIONED TO PURSUE GROWTH OPPORTUNITIES. According to the National Association of State Budget Officers, there currently are more than thirty-five states in the United States with projected budget deficits. Many states are considering legislation that would introduce or broaden gaming activities to help address these budget deficit problems. With casino gaming, VLT or racetrack and off-track wagering operations in six regional markets in North America, we believe we are a leading multi-jurisdictional operator of a diversified mix of gaming properties. We believe that our Pennsylvania and New Jersey pari-mutuel businesses may provide us with significant growth opportunities if certain initiatives are implemented. Pennsylvania currently has five bills pending in the state legislature that would authorize the operation of slot machines at racetracks. New Jersey recently has approved the introduction of off-track wagering and telephone-account wagering. Pending the negotiation of a participation agreement between our joint venture and the New Jersey Sports Authority, and the final adoption of applicable regulations, we expect that our joint venture will open its first off-track wagering facility in late 2003.

    - EXPERIENCED MANAGEMENT TEAM. Our senior management team has an average industry tenure of more than 20 years and an established record of acquiring, integrating and operating gaming and pari-mutuel facilities.

                              RECENT DEVELOPMENTS

    On February 4, 2002, we announced fourth quarter 2001 results. Revenues for the quarter rose 48.1% to $136.0 million, compared to $91.8 million in the fourth quarter of 2000. Fourth quarter 2001 EBITDA rose 72.6% to $28.7 million, from $16.6 million in the fourth quarter of 2000. Net income in the fourth quarter of 2001 rose 105.2% to $5.6 million, or $0.35 per diluted share, compared to net income of $2.7 million, or $0.18 per diluted share, in the fourth quarter of 2000.

    For the full year 2001, revenues rose 78.0% to $519.4 million, compared to $291.8 million in 2000. EBITDA in 2001 rose 90.4% to $113.3 million, from $59.5 million in 2000. Net income in 2001 rose 31.2% to $24.4 million, or $1.53 per diluted share, compared to net income before extraordinary item of $18.6 million, or $1.20 per diluted share, in 2000.

                            ------------------------

    We are the successor to several businesses that have operated the Penn National Race Course since 1972. We were incorporated in Pennsylvania in 1982 as PNRC Corp. and adopted our present name in 1994. Our principal executive offices are located in the Wyomissing Professional Center, 825 Berkshire Boulevard, Suite 200, Wyomissing, Pennsylvania 19610; our telephone number is
(610) 373-2400.

                                  THE OFFERING

Common stock offered:
  By Penn National.........................................  2,500,000 shares
  By the selling shareholder...............................  1,000,000 shares
    Total..................................................  3,500,000 shares

Common stock to be outstanding after offering..............  18,023,975 shares

Use of proceeds............................................  We intend to use the net proceeds from this offering to repay a portion of the
                                                             outstanding balances under the Tranche A
                                                             and Tranche B term loans under our
                                                             existing credit facility. We will not
                                                             receive any proceeds from the sale of the
                                                             shares by the selling shareholder. See
                                                             "Use of Proceeds."

Risk factors...............................................  See "Risk Factors" beginning on page S-8 and other information included or
                                                             incorporated by reference in this
                                                             prospectus supplement and the
                                                             accompanying prospectus for a discussion
                                                             of factors you should consider carefully
                                                             before deciding to invest in shares of
                                                             our common stock.

Nasdaq National Market symbol..............................  "PENN"

    The table set forth above is based on 15,523,975 shares of our common stock outstanding as of January 31, 2002. This table excludes 525,000 shares of our common stock to be sold by us if the underwriters' over-allotment option is exercised in full. This table also excludes 1,719,250 shares issuable upon the exercise of options outstanding, of which 988,959 are currently exercisable as of January 31, 2002.

               SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA DATA

    The following summary historical financial and operating data of Penn National for the year ended December 31, 1999 and 2000, and Other data, are derived from financial statements that have been audited by BDO Seidman, LLP, independent certified public accountants. The summary consolidated financial and Other data of Penn National for the nine months ended September 30, 2000 and 2001 have been prepared on the same basis as the historical information derived from the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods.

    The following summary unaudited consolidated pro forma data presented below for the nine months ended September 30, 2000 and 2001 and the twelve months ended September 30, 2000 and 2001 were prepared by consolidating our historical results with the historical results of operations of Casino Magic Bay St. Louis, Boomtown Biloxi, Casino Rouge and Casino Rama acquired for such periods. We refer to Casino Magic Bay St. Louis and Boomtown Biloxi as the Mississippi properties and Casino Rouge and Casino Rama as the CRC properties.

    The following financial information is based on in part, and should be read in conjunction with, the historical consolidated financial statements and related notes of Penn National, Mardi Gras Casino Corp. (d/b/a Casino Magic Bay St. Louis), Mississippi-I Gaming, L.P. (d/b/a Boomtown Biloxi) and CRC
Holdings, Inc.--Gaming Division and the unaudited pro forma consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. This pro forma information is presented for illustrative purposes only and is not necessarily indicative of our operating results that would have occurred if the Mississippi and CRC acquisitions had occurred in an earlier period, nor is it necessarily indicative of our future operating results.

                                                       HISTORICAL RESULTS                           PRO FORMA RESULTS
                                            -----------------------------------------   -----------------------------------------
                                               FOR THE YEAR          FOR THE NINE          FOR THE NINE         FOR THE TWELVE
                                                   ENDED             MONTHS ENDED          MONTHS ENDED          MONTHS ENDED
                                               DECEMBER 31,          SEPTEMBER 30,         SEPTEMBER 30,         SEPTEMBER 30,
                                            -------------------   -------------------   -------------------   -------------------
                                              1999       2000       2000       2001       2000       2001       2000       2001
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                      (UNAUDITED)                      (UNAUDITED)
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues................................  $170,360   $291,801   $200,017   $383,425   $376,724   $419,399   $483,515   $536,955
  Income from operations..................    16,719     43,565     32,149     57,533     58,789     66,302     68,458     79,225
  Interest expense........................     8,667     19,089     11,004     32,461     33,319     33,319     44,425     44,425
  Income before extraordinary item........     6,733     18,575     15,848     18,813     19,196     23,852     18,987     24,244
  Net income..............................     6,733     11,992      9,265     18,813     19,196     23,852     18,987     24,244

  Diluted earnings per share before
    extraordinary item....................  $   0.44   $   1.20   $   1.03   $   1.19   $   1.25   $   1.51   $   1.23   $   1.53
  Diluted earnings per share..............  $   0.44   $   0.78   $   0.60   $   1.19   $   1.25   $   1.51   $   1.23   $   1.53

OTHER DATA:
  EBITDA(1)...............................  $ 26,496   $ 59,481   $ 42,850   $ 84,632   $ 89,589   $ 96,878   $109,357   $119,394
  Capital expenditures....................    13,243     27,295     17,348     22,967     25,692     25,868     40,515     37,014

------------------------------

(1) EBITDA consists of income from operations plus depreciation and amortization and earnings from joint venture. EBITDA is presented because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. However, other companies in our industry may calculate EBITDA differently than we do. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as an indicator of operating performance or any other measure of performance derived in accordance with generally accepted accounting principles.

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

RISKS RELATED TO OUR BUSINESS

A SUBSTANTIAL PORTION OF OUR REVENUES AND EBITDA IS DERIVED FROM OUR CHARLES
  TOWN FACILITY.

    Approximately 37.4% and 46.0% of our revenue and EBITDA, respectively, for the nine months ended September 30, 2001 was derived from our Charles Town operations. If, among other things, new competitors enter the market, economic conditions in the region deteriorate or a business interruption occurs, our operating revenues and cash flow could decline significantly.

WE MAY FACE DISRUPTION IN INTEGRATING AND MANAGING FACILITIES WE MAY ACQUIRE OR
  EXPAND.

    We expect to continue pursuing expansion and acquisition opportunities and could face significant challenges in managing and integrating the expanded or combined operations. For example, in August 2001, we signed a definitive agreement to acquire all of the assets of the Bullwhackers casino operations in Black Hawk, Colorado. We currently expect the acquisition will close in the second quarter of 2002. Management of new properties, especially in new geographic areas, may require that we increase our managerial resources. If we fail to effectively manage any growth we may have, it could materially adversely affect our operating results.

    The integration of the Bullwhackers operations and any other properties we may acquire will require the dedication of management resources that may temporarily detract attention from our day-to-day business. The process of integrating Bullwhackers, and potentially other properties, also may interrupt the activities of those businesses, which could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we will be able to manage the combined operations effectively or realize any of the anticipated benefits of our acquisitions.

    Our ability to achieve our objectives in connection with any acquisition we may consummate may be highly dependent on, among other things, our ability to retain the senior property level management teams of such acquisition candidates. If, for any reason, we are unable to retain these management teams following such acquisitions or if we fail to attract new capable executives, our operations after consummation of such acquisitions could be materially adversely affected.

WE FACE RISKS RELATED TO THE DEVELOPMENT AND EXPANSION OF OUR CURRENT
  PROPERTIES.

    We expect to use a portion of our cash on hand, cash flow from operations and available borrowings under our revolving credit facility for capital expenditures at the Charles Town Entertainment Complex and at Casino Magic Bay St. Louis, including the construction of the new hotel at the latter facility. The construction of the hotel at Casino Magic Bay St. Louis involves substantial risks, including the possibility of construction cost over-runs and delays due to various factors (including regulatory approvals, inclement weather and labor or material shortages), market deterioration after construction has begun, and the emergence of competition from unanticipated sources. The opening of the new hotel at Bay St. Louis will be contingent upon, among other things, receipt of all required licenses, permits and authorizations. The scope of the approvals required for the new hotel at Bay St. Louis is extensive, including, without limitation, state and local land-use permits, building and zoning permits and health and safety permits. In addition, unexpected changes or concessions required by local, regulatory and state authorities could involve significant additional costs and could delay or prevent the completion of construction or the opening of a new hotel. We cannot be sure that we will obtain the necessary permits, licenses and approvals for the construction and operation of the new hotels, or that we will obtain such permits, licenses and approvals within the anticipated time frame.

    We also are implementing enhancements at the Charles Town Entertainment Complex, including the expansion of the gaming floor and the construction of a structured parking lot. These planned enhancements involve similar risks to hotel construction risks including cost over-runs, delays, market deterioration and receipt of required licenses, permits or authorizations, among others.

    The opening of the new hotel at Bay St. Louis and the other proposed enhancements also will require us to significantly increase the size of our existing work force at the property. We cannot be certain that management will be able to hire and retain a sufficient number of employees to operate these facilities at their optimal levels. The failure to employ the necessary work force could result in inadequate customer service which could ultimately harm profitability.

PRIOR TO AUGUST 2000, OUR GAMING EXPERIENCE DID NOT INCLUDE CASINO OPERATIONS.

    Our Charles Town Entertainment Complex has featured gaming machines since 1997, but does not include the full complement of casino, entertainment and other amenities available at traditional casinos. Through acquisitions beginning August 2000, however, we began operating and managing full-scale casinos in Mississippi, Louisiana and Canada. We cannot be sure that we will be successful in managing and operating our business in response to the challenges of conducting full-scale casino operations in highly competitive gaming markets. These challenges are made more difficult as a result of the ongoing expansion of our Charles Town and Bay St. Louis properties. Our failure to meet these challenges may have a material adverse effect on our business, financial condition and results of operations.

WE FACE SIGNIFICANT COMPETITION.

    GAMING OPERATIONS

    The gaming industry is highly fragmented and characterized by a high degree of competition among a large number of participants, many of which have financial and other resources that are greater than our resources. Competitive gaming activities include casinos, video lottery terminals and other forms of legalized gaming in the United States and other jurisdictions.

    Legalized gambling is currently permitted in various forms throughout the United States and in several Canadian provinces. Other jurisdictions may legalize gaming in the near future. In addition, established gaming jurisdictions could award additional gaming licenses or permit the expansion of existing gaming operations. New or expanded operations by other persons will increase competition for our gaming operations and could have a material adverse impact on us.

    CHARLES TOWN, WEST VIRGINIA. Our gaming machine operations at the Charles Town Entertainment Complex face competition from other gaming machine venues in West Virginia and in neighboring states (including Dover Downs, Delaware Park and Harrington Raceway in Delaware and the casinos in Atlantic City, New Jersey). These venues offer significantly higher stakes for their gaming machines than are permitted in West Virginia. Atlantic City, New Jersey does not have a per-pull limit on its gaming machines, while Delaware has a $25 per-pull limit. The per-pull limit in West Virginia is currently $5 per gaming machine. In addition to existing competition, both Pennsylvania and Maryland have in the past considered legislation to expand gaming in their respective states. The failure to attract or retain gaming machine customers at the Charles Town Entertainment Complex, whether arising from such competition or from other factors, could have a material adverse effect on our business, financial condition and results of operations.

    MISSISSIPPI GULF COAST. Dockside gaming has grown rapidly on the Mississippi Gulf Coast, increasing from no dockside casinos in March 1992 to 12 operating dockside casinos at December 31, 2001. Nine of these facilities are located in Biloxi, two are located in Gulfport and one is located in Bay St. Louis. Our Mississippi casino operations have numerous competitors, many of which have greater name recognition and financial and marketing resources than we have. Competition in the Mississippi gaming market is significantly more intense than the competition our gaming operations face in West Virginia or our pari-mutuel operations face in Pennsylvania and New Jersey. We cannot be sure that we will succeed in the competitive Mississippi Gulf Coast gaming market. The failure to do so would have a material adverse effect on our business, financial condition and results of operations.

    LOUISIANA. Our Casino Rouge riverboat faces competition from land-based and riverboat casinos throughout Louisiana and on the Mississippi Gulf Coast, casinos on Native American lands and from non-casino gaming opportunities within Louisiana. The Louisiana Riverboat Economic Development and Gaming Control Act limits the number of gaming casinos in Louisiana to fifteen riverboat casinos statewide and one land-based casino in New Orleans. All fifteen riverboat licenses are currently issued.

    The principal competitor to Casino Rouge is the Belle of Baton Rouge, which is the only other licensed riverboat casino in Baton Rouge. In February 2001, a new 300-room Sheraton hotel opened at the Belle of Baton Rouge. We also face competition from three major riverboat casinos and one land-based casino in the New Orleans area, which is approximately 75 miles from Baton Rouge, and from three Native American casinos in Louisiana. The two closest Native American casinos are land-based facilities located approximately 45 miles southwest and approximately 65 miles northwest of Baton Rouge. We also face competition from several truck stop gaming facilities located in certain surrounding parishes, each of which are authorized to operate up to 50 video poker machines.

    ONTARIO. Our operation of Casino Rama through CHC Casinos Canada Limited will face competition in Ontario from a number of casinos and racetracks with gaming machine facilities. Currently, there are two other commercial casinos, five charity casinos and at least fifteen racetracks with gaming machines in the province of Ontario. All of the casinos and gaming machine facilities are operated on behalf of the Ontario Lottery and Gaming Corporation, an agency of the Province of Ontario. The Ontario Lottery and Gaming Corporation also operates several province-wide lotteries.

    Casino Rama is located near Orillia, Ontario, approximately 90 miles north of Toronto. There is one charity casino and three racetracks with gaming machine facilities that directly affect Casino Rama. The charity casino has 40 gaming tables and 450 gaming machines. The number of gaming machines at the racetracks range from 100 to 1,700 each.

    There is an interim commercial casino located in Niagara Falls, Ontario, 80 miles southwest of Toronto with approximately 135 gaming tables and 2,000 gaming machines. It is contemplated that Niagara Falls will have a permanent casino with a similar number of gaming tables and gaming machines as the interim casino that is scheduled to be completed by the spring of 2002. In addition, it has been proposed in connection with the City of Toronto's waterfront revitalization project that a casino be located in downtown Toronto. However, we are not aware of any definitive plans for the development of such a casino.

    RACING AND PARI-MUTUEL OPERATIONS

    Our racing and pari-mutuel operations face significant competition for wagering dollars from other racetracks and OTWs (some of which also offer other forms of gaming), other gaming venues such as casinos and state-sponsored lotteries, including the Pennsylvania, New Jersey, Delaware and West Virginia lotteries. We also may face competition in the future from new OTWs or from new racetracks. From time to time, states consider legislation to permit other forms of gaming. If additional gaming opportunities become available near our racing and pari-mutuel operations, such gaming opportunities could have a material adverse effect on our business, financial condition and results of operations.

    Our OTWs compete with the OTWs of other Pennsylvania racetracks, and new OTWs may compete with our existing wagering facilities. Our competitors have a number of OTW facilities that are near our OTWs. Although only two competing OTWs remain authorized by law for future opening, the opening of a new OTW in close proximity to our existing or future OTWs could have a material adverse effect on our business, financial condition and results of operations.

WE ARE INVOLVED IN LEGAL PROCEEDINGS THAT, IF ADVERSELY ADJUDICATED OR SETTLED,
  COULD IMPACT OUR FINANCIAL CONDITION.

    On August 20, 2001, Showboat Development Company brought a lawsuit against us and certain other parties related to the Charles Town Entertainment Complex. The suit alleges, among other things, that our operation of coin-out video lottery terminals at the Charles Town facility constitutes the operation of a casino, thereby triggering Showboat's option to manage the casino. The suit also alleges that our March 2000 acquisition of the 11% minority interest in Charles Town Races from BDC Group, our former joint venture partner, was made in violation of a right of first refusal that Showboat holds from BDC covering the sale of any interest in any casino at Charles Town Races. We have filed in federal district court in Nevada a motion to dismiss this action for lack of personal jurisdiction and, in the alternative, a motion to transfer the case to the state of West Virginia. On January 25, 2002, the district court granted our motion to dismiss. The district court's decision is subject to appeal on or before February 24, 2002. Nevertheless, we continue to believe that each of Showboat's claims is without merit, and we intend to vigorously defend ourselves against them. Even if there ultimately is a judgment against us in this case, we do not believe that it will have a material adverse effect on our financial condition or results of operations.

    In July 2001, a lawsuit was filed against us by certain surveillance employees at the Charles Town facility claiming that our surveillance of those employees during working hours was improper. The lawsuit claims damages of $7.0 million and punitive damages of $14.0 million. We currently are conducting discovery in the case but, at this time, believe that all of the claims of the employees are without merit. We intend to vigorously defend ourselves against this action and do not believe that this action will have a material adverse effect on our financial condition or results of operations.

    In January 2002, an employee at our Charles Town facility initiated a suit against us alleging invasion of privacy. The employee claims in the suit that she was subjected to an involuntary strip search by other Charles Town employees as part of a theft investigation and is seeking punitive damages. The lawsuit claims damages of $0.5 million and punitive damages of $3.5 million. We believe we have meritorious defenses and intend to vigorously defend ourselves against this suit.

    We also are parties to certain other litigation but do not believe it will have a material adverse effect on our financial condition or results of operations if any of these legal proceedings were adversely adjudicated or settled. Furthermore, the nature of our business subjects us to the risk of lawsuits filed by customers and others.

WE FACE EXTENSIVE REGULATION FROM GAMING AUTHORITIES.

    LICENSING REQUIREMENTS. As owners and operators of gaming and pari-mutuel betting facilities, we are subject to extensive state, local and, in Canada, provincial regulation. State, local and provincial authorities require us and our subsidiaries to demonstrate suitability to obtain and retain various licenses and require that we have registrations, permits and approvals to conduct gaming operations. Various regulatory authorities, including the Louisiana Gaming Control Board, the Mississippi Gaming Commission, the New Jersey Casino Control Commission, the New Jersey Racing Commission, the Alcohol and Gaming Commission of Ontario, the Pennsylvania State Horse Racing Commission, the Pennsylvania State Harness Racing Commission, the West Virginia Racing Commission and the West Virginia Lottery Commission may, for any reason set forth in the applicable legislation, limit, condition, suspend or revoke a license or registration to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries. Like all gaming operators in the jurisdictions in which we operate, we must periodically apply to renew our gaming licenses or registrations. We cannot assure you that we will be able to obtain such renewals. Regulatory authorities may also levy substantial fines against or seize the assets of our company, our subsidiaries or the people involved in violating gaming laws or regulations. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

    We have demonstrated suitability to obtain and have obtained all governmental licenses, registrations, permits and approvals necessary for us to operate our existing gaming facilities. We cannot assure you that we will be able to retain them or demonstrate suitability to obtain any new licenses, registrations, permits or approvals, including those required for us to consummate the Bullwhackers acquisition. If we expand our gaming operations in West Virginia, Mississippi, Louisiana, Pennsylvania, New Jersey, Canada or to new areas, we will have to meet suitability requirements and obtain additional licenses, registrations, permits and approvals from gaming authorities in these jurisdictions. The approval process can be time-consuming and costly and we cannot be sure that we will be successful.

    Gaming authorities in the United States generally can require that any beneficial owner of our securities, including holders of our common stock file an application for a finding of suitability. If a gaming authority requires a record or beneficial owner of our common stock to file a suitability application, the owner must apply for a finding of suitability within 30 days or at an earlier time prescribed by the gaming authority. The gaming authority has the power to investigate an owner's suitability and the owner must pay all costs of the investigation. If the owner is found unsuitable, then the owner may be required by law to dispose of our common stock.

    POTENTIAL CHANGES IN REGULATORY ENVIRONMENT. From time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which we operate. Any expansion of gaming or restriction on or prohibition of our gaming operations could have a material adverse effect on our operating results.

    TAXATION. State and local authorities raise a significant amount of revenue through taxes and fees on gaming activities. We believe that the prospect of significant revenue is one of the primary reasons that jurisdictions permit legalized gaming. As a result, gaming companies are typically subject to significant taxes and fees in addition to normal federal, state, local and provincial income taxes, and such taxes and fees are subject to increase at any time. We pay substantial taxes and fees with respect to our operations. From time to time, federal, state, local and provincial legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. In addition, worsening economic conditions could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes. It is not possible to determine with certainty the likelihood of changes in tax laws or in the administration of such laws. Such changes, if adopted, could have a material adverse effect on our business, financial condition and results of operations.

    COMPLIANCE WITH OTHER LAWS. We are also subject to a variety of other rules and regulations, including zoning, environmental, construction and land-use laws and regulations governing the serving of alcoholic beverages.

WE DEPEND ON OUR KEY PERSONNEL.

    We are highly dependent on the services of Peter M. Carlino, our Chairman and Chief Executive Officer, and other members of our senior management team. We have entered into employment agreements with Mr. Carlino and certain other officers. However, the loss of the services of any of these individuals could have a material adverse effect on our business, financial condition and results of operations.

INCLEMENT WEATHER AND OTHER CONDITIONS COULD SERIOUSLY DISRUPT OUR OPERATIONS.

    The operations of our facilities are subject to disruptions or reduced patronage as a result of severe weather conditions. Our dockside facilities in Mississippi and Louisiana are subject to risks in addition to those associated with land-based casinos, including loss of service due to casualty, mechanical failure, extended or extraordinary maintenance, flood, hurricane or other severe weather conditions. Reduced patronage and the loss of a dockside casino or riverboat from service for any period of time due to severe weather could adversely affect our business, financial condition and results of operations.

WE DEPEND ON AGREEMENTS WITH OUR HORSEMEN AND PARI-MUTUEL CLERKS TO OPERATE OUR
  BUSINESS.

    The Federal Horseracing Act, the West Virginia Racing Act and the Pennsylvania Racing Act require that, in order to simulcast races, we have written agreements with the horse owners and trainers at our West Virginia and Pennsylvania race tracks. In addition, in order to operate gaming machines in West Virginia, we are required to enter into written agreements regarding the proceeds of the gaming machines with a representative of a majority of the horse owners and trainers, a representative of a majority of the pari-mutuel clerks and a representative of a majority of the horse breeders. On March 23, 1999, we signed a new horsemen agreement with the Pennsylvania Thoroughbred Horsemen at Penn National Race Course with an initial term that expires on January 1, 2004. Our agreement with the Pennsylvania Harness Horsemen was entered into in November 1999 and expires on January 16, 2003. At the Charles Town Entertainment Complex, we have an agreement with the Charles Town Horsemen that expires on December 31, 2002. Our agreement with the pari-mutuel clerks at Charles Town expires on December 31, 2004.

    If we fail to maintain operative agreements with the horsemen at a track, we will not be permitted to conduct live racing and export and import simulcasting at that track, and, in West Virginia, we will not be permitted to operate our gaming machines. In addition, our simulcasting agreements are subject to the horsemen's approval. In February 1999, the Pennsylvania Thoroughbred Horsemen stopped racing at Penn National Race Course and withdrew their permission for us to import simulcast races from other racetracks, resulting in the closure of Penn National Race Course and its six OTWs. As a result of this action, our operations at Penn National Race Course and its OTWs were suspended for more than five weeks, we lost 46 race days at Penn National Race Course, and it took nearly six months from the beginning of the action before we returned to pre-action levels of racing and operations. If we fail to renew or modify existing agreements on satisfactory terms, this failure could have a material adverse effect on our business, financial condition and results of operations.

    In addition, pursuant to the New Jersey Simulcasting Racing Act, our New Jersey joint venture, Pennwood Racing, Inc., must maintain written agreements with the horsemen at Freehold Raceway in order to simulcast races to the Atlantic City casinos. Horsemen agreements currently are in effect at both facilities.

RISKS RELATED TO OUR CAPITAL STRUCTURE AND THIS OFFERING

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH.

    We have a significant amount of indebtedness. On a pro forma basis as of September 30, 2001, after giving effect to the application of the net proceeds from this offering, we would have had total indebtedness of approximately $393.3 million (excluding unused commitments under the credit facility) and total shareholders' equity of $169.7 million.

    Our substantial indebtedness could have important consequences to our financial health. For example, it could:

    - increase our vulnerability to general adverse economic and industry conditions;

    - require us to dedicate a substantial portion of our cash flow from operations to debt service, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, and other general corporate purposes;

    - limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

    - place us at a competitive disadvantage compared to our competitors that are not as highly leveraged; and

    - limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

    Any of the above-listed factors could have a material adverse effect on our business, financial condition and results of operations. In addition, we may incur substantial additional indebtedness in the future. The terms of the existing indebtedness do not fully prohibit us from doing so. If new debt is added to our current debt levels, the related risks that we now face could intensify.

OUR STOCK PRICE IS VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR
  ABOVE THE PRICE YOU PAID FOR THEM.

    Between January 1, 2001 and February 1, 2002, the closing sale price of our common stock has ranged from a high of $32.38 per share to a low of $9.56 per share. The market price of our common stock could continue to fluctuate substantially due to a variety of factors, including:

    - quarterly fluctuations in results of operations;

    - the construction of new gaming facilities by competitors near our existing properties;

    - legislative or regulatory developments adverse to our existing gaming properties or the gaming industry in general;

    - changes in or failure to meet earnings estimates by securities analysts;

    - sales of our common stock by existing shareholders or the perception that these sales may occur;

    - adverse judgments or settlements obligating us to pay damages;

    - negative publicity about us or the gaming industry in general;

    - loss of key personnel; and

    - the termination of a material contract with our horsemen and pari-mutuel clerks.

    In addition, overall volatility has often significantly affected the market prices of securities for reasons unrelated to a company's operating performance. In the past, securities class action litigation has often been commenced against companies that have experienced periods of volatility in the price of their stock. Securities litigation initiated against us could cause us to incur substantial costs and could lead to the diversion of management's attention and resources.

ANTI-TAKEOVER PROVISIONS MAY DETER A THIRD PARTY FROM ACQUIRING US, LIMITING OUR
  SHAREHOLDERS' ABILITY TO PROFIT FROM SUCH A TRANSACTION.

    Our Articles of Incorporation include provisions that may delay, deter or prevent a takeover attempt that shareholders might consider desirable. For example, our Articles of Incorporation provide that our directors are to be divided into three classes and elected to serve staggered three-year terms. This structure could impede or discourage an attempt to obtain control of us by preventing shareholders from replacing our entire board in a single proxy contest, making it more difficult for a third party to take control of us without the consent of our board of directors. Our Articles of

Incorporation further provide that our shareholders may not take any action in writing without a meeting. This prohibition could impede or discourage an attempt to obtain control of us by requiring that any actions required to be taken by shareholders be taken at properly called shareholder meetings.

    We also have adopted a shareholder rights plan that will dilute the stock ownership of an acquirer of our common stock upon the occurrence of certain events. The provisions in our Articles of Incorporation and our shareholder rights plan may have the effect of deterring hostile takeovers, including transactions in which shareholders might otherwise profit.

THE SALE OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK AFTER THIS
  OFFERING COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE.

    Our executive officers, directors and the selling shareholder, who collectively beneficially own approximately 37.1% of our outstanding common stock (approximately 27.0% of our outstanding common stock after completion of this offering), have agreed to hold their shares until 90 days after this offering, subject to certain exceptions. Sales, or the availability for sale, of shares of our common stock by these or other shareholders could cause the market price of our common stock to decline. In addition, approximately 984,667 additional shares of common stock issuable upon exercise of vested stock options are currently available for immediate resale.

OUR EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP OWN SUFFICIENT SHARES OF OUR
  COMMON STOCK TO SIGNIFICANTLY AFFECT THE RESULTS OF ANY SHAREHOLDER VOTE.

    As a result of the significant share ownership described above, our executive officers and directors have the ability to significantly influence the outcome of matters requiring a shareholder vote, including the election of our board of directors, amendments to our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. The interests of our executive officers and directors may differ from yours and our executive officers and directors may be able to delay or prevent us from entering into transactions that would result in a change in control, including transactions in which our shareholders might otherwise receive a premium over the then current market price for their shares.

                                USE OF PROCEEDS

    We plan to use the entire net proceeds from our sale of common stock, approximately $75.4 million after underwriting discounts and commissions and expenses, to repay a portion of the outstanding balances under the Tranche A and Tranche B term loans under our existing credit facility. As of September 30, 2001, there was approximately $262.2 million outstanding under the term loans. The Tranche A Term Loan is payable in installments with a final maturity in 2005, and the Tranche B Term Loan is payable in installments with a final maturity in 2006. At September 30, 2001, the effective Tranche A and Tranche B term loan rates were approximately 6.7% and 7.3%, respectively.

    We will not receive any proceeds from the sale of the 1,000,000 shares of common stock by the selling shareholder.

                          MARKET PRICE OF COMMON STOCK

    Our common stock is quoted on The Nasdaq National Market under the symbol "PENN." The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on The Nasdaq National Market.

                                                                HIGH       LOW
                                                                ----       ---
2000
  First Quarter.............................................   $11.25     $ 6.81
  Second Quarter............................................    15.75      10.38
  Third Quarter.............................................    15.38      12.50
  Fourth Quarter............................................    18.38       8.00
2001
  First Quarter.............................................   $15.13     $ 9.25
  Second Quarter............................................    26.20      10.88
  Third Quarter.............................................    27.98      12.95
  Fourth Quarter............................................    30.65      16.02
2002
  First Quarter (through February 1, 2002)..................   $32.99     $24.86

    The closing sale price per share of common stock on The Nasdaq National Market on February 1, 2002 was $31.95. There are approximately 600 holders of record of our common stock.

                                DIVIDEND POLICY

    Since our initial public offering of common stock in May 1994, we have not paid any cash dividends on our common stock. We intend to retain all of our earnings to fund our business, and thus, do not anticipate paying cash dividends on our common stock for the foreseeable future. Payment of any cash dividends in the future will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operations and capital requirements, our general financial condition and general business conditions. Moreover, our existing credit facility prohibits us from authorizing, declaring or paying any dividends until our commitments under the credit facility have been terminated and all amounts outstanding thereunder have been repaid. In addition, future financing arrangements may prohibit the payment of dividends under certain conditions.

                                 CAPITALIZATION

    The following table sets forth our consolidated cash and cash equivalents and capitalization (i) on an actual basis as of September 30, 2001, and (ii) on an as adjusted basis to reflect the sale of the 2,500,000 shares of our common stock at an assumed offering price of $31.95 per share (less estimated underwriting discounts, commissions and offering expenses), as if it occurred on September 30, 2001. You should read this information in conjunction with the consolidated financial statements and related notes and other financial information incorporated by reference in this prospectus supplement.

                                                              AS OF SEPTEMBER 30, 2001
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................   $ 36,401      $ 36,401
                                                               ========      ========
Long-term debt, including current portion:
  Senior secured credit facility............................   $268,687      $193,294
  Other debt................................................         35            35
  11 1/8% senior subordinated notes due 2008................    200,000       200,000
                                                               --------      --------
    Total long-term debt(1).................................    468,722       393,329
                                                               --------      --------

Shareholders' equity
  Preferred stock, $.01 par value, authorized 1,000,000
    shares; no shares issued and outstanding................         --            --
  Common stock, $0.01 par value, authorized 200,000,000
    shares; 15,901,300 shares issued, actual; 18,401,300
    shares issued, as adjusted..............................        159           184
  Treasury stock, at cost, 427,700 shares...................     (2,379)       (2,379)
  Additional paid-in capital................................     44,348       120,005
  Retained earnings.........................................     60,776        58,306
  Other comprehensive income................................     (6,358)       (6,358)
  Cumulative translation adjustment.........................        (32)          (32)
                                                               --------      --------
    Total shareholders' equity..............................     96,514       169,726
                                                               --------      --------

Total capitalization........................................   $565,236      $563,055
                                                               ========      ========

------------------------

(1) We have entered into a number of arrangements that impose financial obligations on us, but do not appear as liabilities on our balance sheet. They include:

    - A $100 million, notional amount, interest rate swap agreement that converts a portion of our floating rate interest obligation into a fixed LIBOR of 5.835% plus an applicable margin up to 4% per annum. This instrument matures in December 2003.

    - A $36 million, notional amount, interest rate swap agreement that fixes LIBOR at 4.8125% plus an applicable margin up to 4% per annum. This instrument matures in June 2004.

    - Four letters of credit totaling approximately $4.4 million.

    - A guarantee of up to 50% of a term loan obligation of our New Jersey joint venture. As of January 31, 2002, our obligation under our guaranty of the term loan was limited to approximately $10.3 million.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

    The accompanying unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2000 and 2001 and the twelve months ended September 30, 2000 and 2001 were prepared giving effect to the acquisition of the Mississippi properties and CRC as if each event occurred on October 1, 1999. In the pro forma consolidated statements of operations, we have consolidated our historical results with the historical results of operations of the Mississippi and CRC properties acquired for such periods.

    You should read the following pro forma consolidated statements of operations in conjunction with the historical consolidated financial statements of Penn National, Mardi Gras Casino Corp. (d/b/a/ Casino Magic Bay St. Louis), Mississippi-I Gaming, L.P. (d/b/a Boomtown Biloxi) and CRC Holdings, Inc.--Gaming Division incorporated herein by reference. The unaudited pro forma consolidated statements of operations are presented for illustrative purposes only and are not necessarily indicative of the operating results that would have occurred if all of the events as described above had occurred on the first day of the respective periods presented, nor are they necessarily indicative of our future operating results.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 2000

                                                                                                       PRO FORMA
                                                                                                          FOR
                                                                                                      MISSISSIPPI
                                                                                                      PROPERTIES
                                                PENN     MISSISSIPPI       CRC        PRO FORMA         AND CRC
                                              NATIONAL   PROPERTIES    ACQUISITION   ADJUSTMENTS      ACQUISITION
                                                (1)          (2)           (3)           (4)              (5)
                                              --------   -----------   -----------   -----------      -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues
  Gaming....................................  $ 99,895    $ 84,840      $ 67,751       $     --         $252,486
  Racing....................................    87,913          --            --             --           87,913
  Management servicing fees.................        --          --        10,177             --           10,177
  Other.....................................    12,209      12,362         1,577             --           26,148
                                              --------    --------      --------       --------         --------
Total revenues..............................   200,017      97,202        79,505             --          376,724
                                              --------    --------      --------       --------         --------
Operating expenses
  Gaming....................................    59,050      47,516        31,603             --          138,169
  Racing....................................    59,065          --            --             --           59,065
  Other operating expenses..................    11,980       9,961           908           (269)(c)       22,580
  General and administrative................    29,316      17,104        25,315         (2,170)(d)       69,565
  Depreciation and amortization.............     8,457       5,070         3,833         11,196 (a)       28,556
                                              --------    --------      --------       --------         --------
Total operating expenses....................   167,868      79,651        61,659          8,757          317,935
                                              --------    --------      --------       --------         --------
Income from operations......................    32,149      17,551        17,846         (8,757)          58,789
Interest income.............................     1,334           3         1,237             --            2,574
Interest expense............................   (11,004)        (93)       (5,486)       (16,736)(b)      (33,319)
Earnings income from joint venture..........     2,244          --            --             --            2,244
Other income (expense), net.................         1        (301)         (364)            --             (664)
                                              --------    --------      --------       --------         --------
Income before income taxes, minority
  interest and extraordinary item...........    24,724      17,160        13,233        (25,493)          29,624
Income tax expense..........................     8,876       3,946         5,466         (7,860)(e)       10,428
                                              --------    --------      --------       --------         --------
Income before minority interest and
  extraordinary item........................    15,848      13,214         7,767        (17,633)          19,196
Minority interest...........................        --          --        (2,346)         2,346 (f)           --
                                              --------    --------      --------       --------         --------
Income before extraordinary item............    15,848      13,214         5,421        (15,287)          19,196

Extraordinary item..........................    (6,583)         --            --          6,583 (g)           --
                                              --------    --------      --------       --------         --------

Net income..................................  $  9,265    $ 13,214      $  5,421       $ (8,704)        $ 19,196
                                              ========    ========      ========       ========         ========
Diluted earnings per share
  Income before extraordinary item..........  $   1.03                                                  $   1.25
                                              ========                                                  ========
  Net income................................  $   0.60                                                  $   1.25
                                              ========                                                  ========

EBITDA......................................  $ 42,850                                                  $ 89,589
                                              ========                                                  ========

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 2001

                                                                                               PRO
                                                                                              FORMA
                                                                                               FOR
                                                      PENN         CRC        PRO FORMA        CRC
                                                    NATIONAL   ACQUISITION   ADJUSTMENTS   ACQUISITION
                                                      (1)          (3)           (4)           (5)
                                                    --------   -----------   -----------   -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues
  Gaming..........................................  $267,264     $31,480       $    --      $298,744
  Racing..........................................    85,508          --            --        85,508
  Management servicing fees.......................     5,480       4,494            --         9,974
  Other...........................................    25,173          --            --        25,173
                                                    --------     -------       -------      --------
Total revenues....................................   383,425      35,974                     419,399
                                                    --------     -------       -------      --------
Operating expenses
  Gaming..........................................   146,940      12,401            --       159,341
  Racing..........................................    59,511          --            --        59,511
  Other operating expenses........................    25,847      13,429            --        39,276
  General and administrative......................    68,515          --        (2,102)(d)    66,413
  Depreciation and amortization...................    25,079       1,756         1,721 (a)    28,556
                                                    --------     -------       -------      --------
Total operating expenses..........................   325,892      27,586          (381)      353,097
                                                    --------     -------       -------      --------

Income from operations.............................   57,533      8,388        381       66,302
                                                     -------    -------     ------     --------
Interest income....................................    2,654        447         --        3,101
Interest expense...................................  (32,461)    (2,138)     1,280 (b)  (33,319)
Earnings from joint venture........................    2,020         --         --        2,020
Other (expense), net...............................     (729)      (565)        --       (1,294)
                                                     -------    -------     ------     --------
Income before income taxes, minority interest and
  extraordinary item...............................   29,017      6,132      1,661       36,810
Income tax expense.................................   10,204      2,611        143 (e)   12,958
                                                     -------    -------     ------     --------
Income before minority interest and extraordinary
  item.............................................   18,813      3,521      1,518       23,852
Minority interest..................................       --       (154)(f)     154 (f)       --
                                                     -------    -------     ------     --------
Income before extraordinary item...................   18,813      3,367      1,672       23,852
                                                     -------    -------     ------     --------
  Extraordinary item...............................       --         --         --           --
Net income.........................................  $18,813    $ 3,367     $1,672     $ 23,852
                                                     =======    =======     ======     ========
Diluted earnings per share
  Income before extraordinary item.................  $  1.19                           $   1.51
                                                     =======                           ========
  Net income.......................................  $  1.19                           $   1.51
                                                     =======                           ========

EBITDA.............................................  $84,632                           $ 96,878
                                                     =======                           ========

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     TWELVE MONTHS ENDED SEPTEMBER 30, 2000

                                                                                                     PRO FORMA
                                                                                                        FOR
                                                                                                    MISSISSIPPI
                                                                                                    PROPERTIES
                                               PENN     MISSISSIPPI       CRC        PRO FORMA        AND CRC
                                             NATIONAL   PROPERTIES    ACQUISITION   ADJUSTMENTS     ACQUISITION
                                               (1)          (2)           (3)           (4)             (5)
                                             --------   -----------   -----------   -----------     -----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues
  Gaming...................................  $115,241    $117,288      $ 88,001       $     --        $320,530
  Racing...................................   114,678          --            --             --         114,678
  Management servicing fees................        --          --        14,173             --          14,173
  Other....................................    15,234      16,741         2,159             --          34,134
                                             --------    --------      --------       --------        --------
Total revenues.............................   245,153     134,029       104,333             --         483,515
                                             --------    --------      --------       --------        --------
Operating expenses
  Gaming...................................    68,800      66,028        41,401             --         176,229
  Racing...................................    77,090          --            --             --          77,090
  Other operating expenses.................    14,958      13,736         1,206           (269)(c)      29,631
  General and administrative...............    38,466      24,174        33,843         (2,448)(d)      94,035
  Depreciation and amortization............    10,667       7,487         5,328         14,590 (a)      38,072
                                             --------    --------      --------       --------        --------
Total operating expenses...................   209,981     111,425        81,778         11,873         415,057
                                             --------    --------      --------       --------        --------
Income from operations.....................    35,172      22,604        22,555        (11,873)         68,458
Interest income............................     1,727         113         1,726             --           3,566
Interest expense...........................   (13,163)       (274)       (7,415)       (23,573)(b)     (44,425)
Earnings from joint venture................     2,827          --            --             --           2,827
Other income (expense), net................        --        (210)         (914)            --          (1,124)
                                             --------    --------      --------       --------        --------
Income before income taxes, minority
  interest and extraordinary item..........    26,563      22,233        15,952        (35,446)         29,302
Income tax expense.........................     9,382       4,534         6,836        (10,437)(e)      10,315
                                             --------    --------      --------       --------        --------
Income before minority interest and
  extraordinary item.......................    17,181      17,699         9,116        (25,009)         18,987
Minority interest..........................        --          --        (2,397)         2,397 (f)          --
                                             --------    --------      --------       --------        --------
Income before extraordinary item...........    17,181      17,699         6,719        (22,612)         18,987

Extraordinary item.........................    (6,583)         --            --          6,583 (g)          --
                                             --------    --------      --------       --------        --------

Net income.................................  $ 10,598    $ 17,699      $  6,719       $(16,029)       $ 18,987
                                             ========    ========      ========       ========        ========
Diluted earnings per share
  Income before extraordinary item.........  $   1.12                                                 $   1.23
                                             ========                                                 ========
  Net income...............................  $   0.69                                                 $   1.23
                                             ========                                                 ========

EBITDA.....................................  $ 48,666                                                 $109,357
                                             ========                                                 ========

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     TWELVE MONTHS ENDED SEPTEMBER 30, 2001

                                                                                            PRO FORMA
                                                      PENN         CRC        PRO FORMA      FOR CRC
                                                    NATIONAL   ACQUISITION   ADJUSTMENTS   ACQUISITION
                                                      (1)          (3)           (4)           (5)
                                                    --------   -----------   -----------   -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues
    Gaming........................................  $326,958     $53,928       $    --       $380,886
    Racing........................................   110,826          --            --        110,826
    Management servicing fees.....................     5,480       7,815            --         13,295
    Other.........................................    31,948          --            --         31,948
                                                    --------     -------       -------       --------
Total revenues....................................   475,212      61,743            --        536,955
                                                    --------     -------       -------       --------
Operating expenses
    Gaming........................................   181,977      30,991            --        212,968
    Racing........................................    77,512          --            --         77,512
    Other operating expenses......................    32,644          --            --         32,644
    General and administrative....................    83,916      15,027        (2,409)(d)     96,534
    Depreciation and amortization.................    30,216       2,964         4,892 (a)     38,072
                                                    --------     -------       -------       --------
Total operating expenses..........................   406,265      48,982         2,483        457,730
                                                    --------     -------       -------       --------
Income from operations............................    68,947      12,761        (2,483)        79,225
                                                    --------     -------       -------       --------
Interest income...................................     3,195      (1,296)           --          1,899
Interest expense..................................   (40,546)     (1,359)       (2,520)(b)    (44,425)
Earnings from joint venture.......................     2,097          --            --          2,097
Other (expense), net..............................      (691)       (691)           --         (1,382)
                                                    --------     -------       -------       --------

Income before income taxes, minority interest and
  extraordinary item..............................    33,002       9,415        (5,003)        37,414

Income tax expense................................    11,465       4,058        (2,353)(e)     13,170
                                                    --------     -------       -------       --------

Income before minority interest and extraordinary
  item............................................    21,537       5,357        (2,650)        24,244

Minority interest.................................        --        (893)          893 (f)         --
                                                    --------     -------       -------       --------
Income before extraordinary item..................    21,537       4,464        (1,757)        24,244
                                                    --------     -------       -------       --------
  Extraordinary item..............................        --          --            --             --

Net income........................................  $ 21,537     $ 4,464       $(1,757)      $ 24,244
                                                    ========     =======       =======       ========

Diluted earnings per share
  Income before extraordinary item................  $   1.36                                 $   1.53
                                                    ========                                 ========
  Net income......................................  $   1.36                                 $   1.53
                                                    ========                                 ========

EBITDA............................................  $101,260                                 $119,394
                                                    ========                                 ========

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

    The following notes describe the column headings in the pro forma consolidated statement of operations and the pro forma adjustments that have been made to the unaudited pro forma consolidated statements of operations.

    (1) Reflects the consolidated historical statements of operations of Penn National Gaming, Inc. and subsidiaries.

    (2) Represents the combined historical statements of operations for Casino Magic and Boomtown Biloxi for each of the periods presented. We acquired the Mississippi properties on August 8, 2000. As a result, the operating results of the Mississippi properties for the period from August 8, 2000 through September 30, 2001 are included in our operating results.

    (3) Represents the historical statements of operations of CRC Holdings, Inc.
       - Gaming Division, and the minority interest in LCCI not owned by CRC prior to our acquisition. We acquired CRC on April 27, 2001. As a result, the operating results of CRC for the period from April 27, 2001 through September 30, 2001 are included in our operating results for the nine months ended and twelve months ended September 30, 2001. For the nine months ended September 30, 2000, the operating results for CRC are for the period from December 1, 1999 to August 31, 2000. For the twelve months ended September 30, 2000, the operating results for CRC are for the period September 1, 1999 to August 31, 2000.

    (4) Reflects the following pro forma adjustments to the operating results:

       (a) Adjustments to reflect the acquisitions of Mississippi properties and
           CRC:

                                      NINE            NINE           TWELVE          TWELVE
                                     MONTHS          MONTHS          MONTHS          MONTHS
                                     ENDED            ENDED           ENDED           ENDED
                                 SEPTEMBER 30,    SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                      2000            2001            2000            2001
                                 --------------   -------------   -------------   -------------
                                                         (IN THOUSANDS)
Net increase in expense
  resulting from the
  depreciation of $86.4 million
  and $116.9 million of
  property related to
  Mississippi properties and
  CRC, respectively, using
  lives ranging from 5 to 39
  years........................      $ 4,854         $    86         $ 8,248         $1,435
Net increase in amortization
  expense of goodwill related
  to Mississippi properties and
  CRC of $78.3 million and
  $59.1 million, respectively,
  using a life of 40 years.....        2,852             664           2,852          1,652
Net increase in expense
  resulting from the
  amortization of $17.0 million
  in deferred financing costs
  over the term of the
  Company's debt obligations...        1,042             203           1,042            425
Amortization of fair value of
  management contract of $25.7
  million over its 10 1/4-year
  term.........................        2,448             768           2,448          1,380
                                     -------         -------         -------         ------
                                     $11,196         $ 1,721         $14,590         $4,892
                                     =======         =======         =======         ======

    (b) Reflects net increase in interest expense resulting from the increase in debt related to the Mississippi properties and CRC acquisitions.

    (c) Adjustment to reflect elimination of legal fees and other expenses paid by CRC in connection with the acquisition.

    (d) Reflects pro forma adjustments relating to the CRC acquisition to reflect the elimination of:

                                NINE MONTHS     NINE MONTHS    TWELVE MONTHS   TWELVE MONTHS
                                   ENDED           ENDED           ENDED           ENDED
                               SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                   2000            2001            2000            2001
                               -------------   -------------   -------------   -------------
                                                      (IN THOUSANDS)
Management fees..............      $  455          $  178         $  574          $  352
Royalty fees.................         515             172            674             305
Management bonus.............       1,000           1,452          1,000           1,452
Other charges................         200             300            200             300
                                   ------          ------         ------          ------
                                   $2,170          $2,102         $2,448          $2,409
                                   ======          ======         ======          ======

    (e) Reflects the net income tax adjustments associated with the pro forma adjustments described in (a), (b), (c), and (d) above.

    (f) Adjustment to reflect elimination of minority interest in LCCI.

    (g) Reflects elimination of extraordinary item per Penn National historical financial statements.

(5) Reflects unaudited pro forma consolidated statement of operations of Penn National as adjusted for Mississippi acquisitions and CRC acquisition.

                              SELLING SHAREHOLDER

    The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 31, 2002, and as adjusted to reflect the sale of the shares offered hereby, by the selling shareholder. We believe that the person named below has sole voting and investment power with respect to all common stock shown as beneficially owned by such holder except as noted in the footnote relating to such holder. The address of the selling shareholder is care of Penn National at our principal executive office.

                                            SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                OWNED PRIOR         NUMBER OF        OWNED AFTER
                                            TO THIS OFFERING(1)      SHARES        THIS OFFERING(1)
                                           ----------------------     BEING     ----------------------
BENEFICIAL OWNER                            NUMBER     PERCENTAGE    OFFERED     NUMBER     PERCENTAGE
----------------                           ---------   ----------   ---------   ---------   ----------
  The Carlino Family Trust(2)............  4,300,326      27.7%     1,000,000   3,300,326      18.3%

------------------------

(1) Applicable percentage of ownership prior to this offering is based upon 15,523,975 shares of common stock outstanding as of January 31, 2002. For ownership after completion of this offering, applicable percentage ownership is based on 18,023,975 shares of common stock outstanding, assuming sale of all 2,500,000 shares offered by us under this prospectus supplement and no exercise of the underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes shares with respect to which the person has voting and investment power.

(2) Irrevocable trust among Peter D. Carlino and his eight children, as settlors, and certain trustees, as to which Peter M. Carlino, our Chairman and Chief Executive Officer, has sole voting power for the election of directors and certain other matters, shared voting power with respect to certain matters, and shared investment power. Peter M. Carlino has an economic interest in approximately 11.7% of the total shares held by the Carlino Family Trust and will receive economic benefit with respect to approximately 11.7% of the total net proceeds received by the Trust from this sale.

                                  UNDERWRITING

    Subject to the terms and conditions of a purchase agreement dated February
  , 2002, the underwriters named below, acting through their representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., CIBC World Markets Corp., Deutsche Banc Alex. Brown Inc. and Lehman Brothers Inc., have severally agreed with us and the selling shareholder to purchase from us and the selling shareholder the number of shares of common stock listed opposite their names below.

                                                                 NUMBER
                                                                OF SHARES
UNDERWRITER                                                     ---------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
Bear, Stearns & Co. Inc.....................................
CIBC World Markets Corp.....................................
Deutsche Banc Alex. Brown Inc...............................
Lehman Brothers Inc.........................................
                                                                ---------

          Total.............................................  3,500,000
                                                                =========

    The purchase agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the purchase agreement. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby, other than those shares covered by the over-allotment option described below, if any are purchased.

    The representatives have advised us that the underwriters propose to offer the shares of common stock at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession
of not in excess of $           per share, of which $           may be reallowed
to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus supplement to purchase from us up to an aggregate of 525,000 shares of common stock to cover over-allotments, if any, at the public offering price less underwriting discounts and commissions. If the underwriters exercise their over-allotment option to purchase any of the additional 525,000 shares of common stock, each underwriter, subject to certain conditions, will become obligated to purchase its pro-rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the preceding table. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

    The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling shareholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                            PER SHARE   WITHOUT OPTION   WITH OPTION
                                                            ---------   --------------   -----------
    Public offering price.................................      $              $              $
    Underwriting discount.................................      $              $              $
    Proceeds, before expenses, to us......................      $              $              $
    Proceeds, before expenses, to the selling
  shareholder.............................................      $              $              $

    We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of representations and warranties contained in the Purchase Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

    Each of our executive officers and directors and the selling shareholder have agreed for a period of 90 days after the date of this prospectus, subject to specified exceptions, not to:

    - offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition; or

    - enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of these transactions are to be settled by the delivery of common stock, or such other securities, in cash or otherwise).

    Both of the joint book-running managers, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bear, Stearns & Co. Inc., may, in their sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements.

    In addition, we have agreed that, subject to certain exceptions, during the 90-day lock-up period we will not, without the prior written consent of both of the joint book-running managers consent to the disposition of any shares held by shareholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, and the issuance of options or shares of common stock under existing stock option and incentive plans.

    Other than in the United States, no action has been taken by us, the selling shareholder or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

    Our common stock is traded on the Nasdaq National Market under the symbol "PENN."

    A prospectus supplement in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. Other than the prospectus supplement in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

    The representatives have advised us that, pursuant to Regulation M under the Securities Exchange Act, some participants in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    In connection with this offering and before the commencement of offers or sales of the common stock, certain underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act, during the business day prior to the pricing of the offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    The underwriters and their affiliates have from time to time performed investment banking and other financial services for us and our affiliates for which they have received advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

                                 LEGAL MATTERS

    Certain legal matters in connection with the common stock offered hereby by us will be passed upon by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Schnader Harrison Segal & Lewis LLP will pass upon certain legal matters for the selling shareholder. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

    The financial statements for Penn National Gaming, Inc. and subsidiaries as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, incorporated by reference into this prospectus supplement and the accompanying prospectus, have been audited by BDO Seidman, LLP, independent public accountants, as indicated in their report appearing therein, given on the authority of said firm as experts in accounting and auditing.

    The financial statements for Mardi Gras Casino Corp. as of December 31, 1999 and 1998, for each of the three years in the period ended December 31, 1999, incorporated by reference into this prospectus supplement and the accompanying prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report appearing therein, given on the authority of said firm as experts in accounting and auditing.

    The financial statements for Mississippi-I Gaming, L.P. as of December 31, 1999 and 1998, for each of the three years in the period ended December 31, 1999, incorporated by reference into this prospectus supplement and the accompanying prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report appearing therein, given on the authority of said firm as experts in accounting and auditing.

    The financial statements of CRC Holdings, Inc.--Gaming Division as of November 30, 1999 and 2000, and for each of the three years in the period ended November 30, 2000 incorporated by reference into this prospectus supplement and the accompanying prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing therein, given on the authority of said firm as experts in accounting and auditing.

PROSPECTUS

                                  $300,000,000

                          [PENN NATIONAL GAMING LOGO]

                           PENN NATIONAL GAMING, INC.
                       COMMON STOCK, PREFERRED STOCK AND
                                DEBT SECURITIES

                            ------------------------

    We may use this prospectus to offer and sell securities from time to time. The types of securities we may sell include:

    - common stock;

    - preferred stock; and

    - debt securities.

    Certain of our shareholders also may offer and sell common stock under this prospectus.

    We will provide the specific terms of these securities in supplements to this prospectus prepared in connection with each offering. The securities offered will contain other significant terms and conditions. Any debt securities we offer and sell may be guaranteed by our subsidiaries. Please read this prospectus and the applicable prospectus supplement carefully before you invest.

    Our common stock trades on The Nasdaq National Market under the symbol "PENN." We have not yet determined whether any of the other securities offered hereby will be listed on any exchange or over-the-counter market. If we decide to seek listing of any such securities, a prospectus supplement relating thereto will disclose such exchange or market.

    INVESTING IN THESE SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY REVIEW THE INFORMATION THAT WILL BE CONTAINED IN THE PROSPECTUS SUPPLEMENT UNDER THE HEADING "RISK FACTORS."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR HAVE THEY DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is July 30, 2001.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
About This Prospectus.......................................      i
Where You Can Find More Information.........................     ii
Disclosure Regarding Forward-Looking Statements.............    iii
The Company.................................................      1
Use of Proceeds.............................................      3
Ratio of Earnings to Fixed Charges..........................      3
Description of Capital Stock................................      4
Description of Debt Securities..............................     10
Selling Shareholders........................................     17
Plan of Distribution........................................     18
Legal Matters...............................................     19
Experts.....................................................     19

                            ------------------------

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $300,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

    The registration statement that contains this prospectus (including the exhibits) contains additional information about us and the securities offered by this prospectus. Specifically, we have filed certain legal documents that control the terms of the securities offered by this prospectus as exhibits to the registration statement. We will file certain other legal documents that control the terms of the securities offered by this prospectus as exhibits to reports we file with the SEC. That registration statement and the other reports can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

    You should rely only upon the information contained in, or incorporated into, this document. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this document is accurate only as of the date on the front cover of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith we file reports and other information. Such reports and other information may be inspected and copied at the public reference rooms of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549 and regional offices in New York, New York and Chicago, Illinois. Copies of such material can be obtained from the Commission by mail at prescribed rates. Please call the Commission at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference rooms. In addition, the Commission maintains a website (http://www.sec.gov) that contains such reports, proxy statements and other information that we have filed. Information may be obtained from us at the address specified below.

    We have "incorporated by reference" into this prospectus certain information that we file with the Commission. This means that we can disclose important business, financial and other information in this prospectus by referring you to the documents containing this information. All information incorporated by reference is part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information filed with the Commission and incorporated later. Any information that we subsequently file with the Securities and Exchange Commission that is incorporated by reference will automatically update and supersede any previous information that is part of this prospectus.

    We incorporate by reference our documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the time that we sell all of the securities offered by this prospectus:

    - Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000;

    - Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

    - Current Reports on Form 8-K, as amended, filed on October 20, 2000, March 2, 2001, May 7, 2001 and June 8, 2001;

    - The description of our common stock included in our registration statement on Form 8-A as filed on May 26, 1994; and

    - The description of our preferred share purchase rights included in our registration statement on Form 8-A as filed on March 16, 1999.

    We will provide without charge to each person to whom a copy of this prospectus is delivered upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to:

                           Penn National Gaming, Inc.
                       828 Berkshire Boulevard, Suite 200
                              Wyomissing, PA 19610
                         Attention: Robert S. Ippolito
                            Telephone (610) 373-2400

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus and the documents that are incorporated by reference herein, include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, regarding, among other things, our business strategy, our prospects and our financial position. These statements can be identified by the use of forward-looking terminology such as "believes," "estimates," "expects," "intends," "may," "will," "should," or "anticipates" or the negative or other variation of these or similar words, or by discussions of strategy or risks and uncertainties. Specifically, forward-looking statements may include, among others, statements concerning:

    - projections of future results of operations or financial condition;

    - our expectations for our properties and the facility that we manage in Canada;

    - the timing, cost and expected impact on our results of operations of our planned capital expenditures;

    - the expected effect of regulatory changes that we are pursuing; and

    - expectations of the continued availability of capital resources.

    Although we believe that the expectations reflected in such forward-looking statements are reasonable, they are inherently subject to risks, uncertainties and assumptions about us and our subsidiaries and, accordingly, we cannot assure you that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation, risks related to the following:

    - our ability to fully integrate the full-scale casino operations of the Mississippi and Louisiana properties and the managed Canadian facility into our business;

    - capital expansions at our gaming and pari-mutuel facilities;

    - the activities of our competitors;

    - our ability to maintain regulatory approvals for our existing businesses and to receive regulatory approvals for our new businesses;

    - our dependence on key personnel;

    - the maintenance of agreements with our horsemen and pari-mutuel clerks;

    - other risks and uncertainties described from time to time in our filings with the Securities and Exchange Commission;

    - the risk factors or uncertainties listed herein or listed from time to time in prospectus supplements or any document incorporated by reference herein or therein; and

    - other risks and uncertainties that have not been identified at this time.

    All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document may not occur.

                                  THE COMPANY

    We are a diversified gaming and pari-mutuel wagering company with operations in West Virginia, Mississippi, Louisiana, Pennsylvania and Ontario, Canada. On a pro forma basis reflecting our Mississippi and CRC acquisitions completed in 2000 and 2001, respectively, our revenues and adjusted EBITDA would have been $496.1 million and $112.9 million, respectively, for the year ended
December 31, 2000, and $133.3 million and $31.2 million, respectively, for the three months ended March 31, 2001.

    The following table sets forth certain features of our owned or leased properties and our managed facility:

                                                                               GAMING
                                                                               SQUARE     GAMING     TABLE
PROPERTY                         LOCATION             TYPE OF FACILITY        FOOTAGE    MACHINES    GAMES
--------                    ------------------   ---------------------------  --------   --------   --------
OWNED OR LEASED:

Charles Town Entertainment  Charles Town, WV     Land-based gaming/            58,000     1,974        --
  Complex                                          Thoroughbred racing

Casino Magic Bay St. Louis  Bay St. Louis, MS    Dockside gaming               39,500     1,158        38

Boomtown Biloxi             Biloxi, MS           Dockside gaming               33,600     1,060        27

Casino Rouge                Baton Rouge, LA      Cruising riverboat            28,000       980        42

Penn National Race Course   Harrisburg, PA(1)    Thoroughbred racing               --        --        --

Pocono Downs                Wilkes-Barre,        Harness racing                    --        --        --
                            PA(1)
                                                                              -------     -----       ---

    TOTALS                                                                    159,100     5,172       107
                                                                              =======     =====       ===

OPERATED:

Casino Rama                 Orillia, Ontario     Land-based gaming             75,000     2,202       122

--------------------------

(1) In addition to our racetracks, Penn National Race Course and Pocono Downs have six and five off-track wagering facilities, respectively, located throughout Pennsylvania.

    Our Charles Town Entertainment Complex in Charles Town, West Virginia features 1,974 gaming machines, a thoroughbred racetrack, simulcast wagering, entertainment and dining. The facility is located within easy driving distance of Baltimore, Maryland and Washington, D.C. and is the leading gaming property serving those areas. There is a total population of approximately 3.1 million persons within a 50-mile radius, and approximately 10.0 million persons within a 100-mile radius of the Charles Town Entertainment Complex, of which approximately 7.2 million persons are over the age of 20. We have experienced strong growth at the facility and have increased the number of gaming machines from 400 machines in September 1997 to 1,974 machines as of December 31, 2000. We recently expanded the gaming area to nearly 60,000 square feet and opened a 150-seat restaurant and bar. In addition, since receiving regulatory approval permitting the operation of reel-spinning, coin-out machines in April 1999, we have increased the number of reel-spinning machines relative to the number of paper ticket video lottery terminals, or VLTs. As a result of these initiatives, our monthly gaming revenues at Charles Town have grown from approximately
$9.4 million in May 2000 to approximately $13.3 million in May 2001.

    Our business strategy is focused on exploiting the higher margins and more stable cash flows associated with gaming operations compared to pari-mutuel operations. As part of this strategy, on August 8, 2000, we completed our acquisition of the Casino Magic Bay St. Louis casino and the

Boomtown Biloxi casino from Pinnacle Entertainment, Inc. for an aggregate purchase price of approximately $201.3 million. Both properties operate in the Gulf Coast gaming market and are within easy driving distance of New Orleans, Louisiana, Mobile, Alabama and other points in the Southeast. Casino Magic Bay St. Louis in Bay St. Louis, Mississippi offers approximately 39,500 square feet of gaming space, with approximately 1,158 slot machines and 38 table games, a 201-room hotel, an 1,800 seat arena, a recreational vehicle park and an 18-hole Arnold Palmer-designed championship golf course. Boomtown Biloxi in Biloxi, Mississippi, offers approximately 33,600 square feet of gaming space, with 1,060 slot machines, 27 table games and other gaming amenities including restaurants and a 20,000 square foot entertainment center.

    On April 27, 2001, we completed the acquisition by merger of CRC
Holdings, Inc., and the minority interest in Louisiana Casino Cruises, Inc., which we refer to as LCCI, not owned by CRC prior to our acquisition, for approximately $181.3 million, including amounts required to repay existing debt. Immediately prior to the closing, CRC divested itself of all of its non-gaming assets. LCCI is the owner of Casino Rouge, the leading riverboat gaming facility in Baton Rouge, Louisiana. Casino Rouge features a four-story riverboat casino with approximately 28,000 square feet of gaming space, 980 gaming machines and 42 table games. In addition to the Casino Rouge property, a wholly owned subsidiary of CRC operates Casino Rama, located on the lands of the Mnjikaning, on behalf of the Ontario Lottery and Gaming Corporation, an agency of the Province of Ontario. Casino Rama is a casino and full-service entertainment facility located approximately 90 miles north of Toronto, Canada, with approximately 75,000 square feet of gaming space, 2,202 gaming machines and 122 table games.

    In addition to our gaming facilities, we own and operate Penn National Race Course, located outside of Harrisburg, one of two thoroughbred racetracks in Pennsylvania, and Pocono Downs, located outside of Wilkes-Barre, one of two harness racetracks in Pennsylvania. We also operate eleven off-track wagering facilities, or OTWs, in Pennsylvania and hold a 50% interest in Pennwood Racing, Inc., a joint venture that owns and operates Freehold Raceway and operated Garden State Park in New Jersey until May 2001.

                            ------------------------

    We are the successor to several businesses that have operated the Penn National Race Course since 1972. We were incorporated in Pennsylvania in 1982 as PNRC Corp. and adopted our present name in 1994. Our principal executive offices are located in the Wyomissing Professional Center, 825 Berkshire Boulevard, Suite 200, Wyomissing, Pennsylvania 19610; our telephone number is
(610) 373-2400.

                                USE OF PROCEEDS

    Unless otherwise set forth in a prospectus supplement, we intend to use the net proceeds of any securities sold for general corporate purposes, which may include financing of capital expenditures, additions to working capital, reductions of our indebtedness, potential acquisitions and the repurchase of our common stock. Funds not immediately required for such purposes may be invested in short-term investment grade securities.

    We will not receive any proceeds from the sale of common stock by any selling shareholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets for our ratio of earnings to fixed charges for the periods indicated:

                                                                                                  THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                         MARCH 31,
                                         ----------------------------------------------------   -----------------------
                                           2000       1999       1998       1997       1996        2001         2000
                                         --------   --------   --------   --------   --------      ----         ----
Ratio of earnings to fixed
  charges(1)...........................    2.1        1.8        2.3        2.2        11.7        1.7          2.3

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(1) In computing the ratio of earnings to fixed charges: (i) earnings were calculated as the sum of income from continuing operations, before income taxes and fixed charges, less capitalized interest; and (ii) fixed charges were computed as the sum of interest expense, amortization of capitalized debt costs and premium on debt, capitalized interest and the estimated interest included in rental expense.

    We completed our acquisitions of the Casino Magic Bay St. Louis and Boomtown Biloxi casinos in August 2000 and the Casino Rouge casino and management contract for the Casino Rama casino in April 2001. On a pro forma basis assuming the completion of these acquisitions as of January 1, 2000, our ratio of earnings to fixed charges would have been 1.6 and 1.7 for the year ended December 31, 2000 and the three months ended March 31, 2001, respectively.

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                          DESCRIPTION OF CAPITAL STOCK

    The total number of shares of all classes of capital stock that we currently have authority to issue is 201,000,000, consisting of 200,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share.

    As of May 31, 2001, there were approximately 15.5 million shares of common stock outstanding held of record by 599 persons. Approximately 2.6 million shares of common stock are reserved for issuance upon the exercise of outstanding stock options. We have authorized and reserved for issuance 400,000 shares of preferred stock in connection with the preferred share purchase rights plan described below.

    In the discussion that follows, we have summarized selected provisions of our articles of incorporation and our bylaws relating to our capital stock. You should read our articles of incorporation and bylaws as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed copies of those documents with the Commission, and they are filed with or incorporated by reference as exhibits to this registration statement. Please read "Where You Can Find More Information."

COMMON STOCK

    The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. In the event of a liquidation, dissolution or winding up of Penn National, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of all of our liabilities and subject to the liquidation preferences of any outstanding preferred stock. Our common stock does not carry preemptive rights, is not redeemable, does not have any conversion rights, is not subject to further calls and is not subject to any sinking fund provisions. The outstanding shares of common stock are and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. Except in certain circumstances as discussed below under "--Possible Antitakeover Effect of Certain Charter, Bylaw and Other Provisions," our common stock is not subject to discriminatory provisions based on ownership thresholds.

    The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of the Series A Preferred Stock, if issued, and any series of preferred stock that we may designate and issue in the future. See "--Preferred Stock."

PREFERRED STOCK

    Our articles of incorporation authorize the issuance of up to 1,000,000 shares of preferred stock. The Board of Directors is authorized, subject to any limitations prescribed by law, to issue such shares of preferred stock in one or more series, with such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be established by the Board of Directors at the time of issuance. The Board of Directors has designated 400,000 shares of preferred stock as Series A Preferred Stock, par value $.01 per share, for issuance in connection with the Preferred Share Purchase Rights Plan described below.

    The prospectus supplement relating to any series of preferred stock we may offer will include specific terms relating to the offering. The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified by the statement with respect to shares of the applicable series of preferred stock. You should read that

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document for provisions that may be important to you. We will include that document as an exhibit to a filing with the Commission in connection with the offering of preferred stock.

    The authorized shares of preferred stock, as well as shares of common stock, are available for issuance without further action by our shareholders, unless shareholder action is required by the rules of any stock exchange or over-the-counter market on which our securities are listed or traded. If the approval of our shareholders is not required for the issuance of shares of preferred stock or common stock, the Board of Directors may determine not to seek shareholders approval.

    The issuance of preferred stock by the Board of Directors could adversely affect the rights of holders of common stock. For example, the issuance of shares of preferred stock could result in securities outstanding that would have preference over the common stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights of the common stock.

    The authority possessed by the Board of Directors to issue preferred stock could potentially be used to discourage attempts by third persons to obtain control of the Company through merger, tender offer, proxy or consent solicitation or otherwise, by making such attempts more difficult to achieve or more costly. The Board of Directors may issue preferred stock with voting rights that could adversely affect the voting power of holders of our common stock. See "--Possible Antitakeover Effect of Certain Charter, Bylaw and Other Provisions."

PREFERRED SHARE PURCHASE RIGHTS

    Our preferred share purchase rights plan is currently associated with each outstanding share of our common stock. Each of these rights entitles the registered holder to purchase from us one-hundredth of a share of our Series A preferred stock or a combination of securities and assets of equivalent value, at a purchase price of $40.00 per one-hundredth of a share, subject to adjustment.

    These rights are exercisable only upon the first to occur of the following events:

    - the close of business on the third business day following a public announcement that a person or group has acquired or obtained 15% or more of our outstanding common stock;

    - the close of business on the tenth business day following the commencement of a tender offer that would result in a person or group owning 20% or more of our outstanding common stock; or

    - the close of business on the tenth business day after a determination by at least a majority of members of our Board of Directors whom have been members prior to May 2, 1999 (referred to herein as Continuing Directors) that any person or group, alone or together with its affiliates, has become the holder of a substantial amount of our common stock:

        (i) and such ownership is intended to cause Penn National to repurchase the common stock owned by such person or group or to cause pressure on Penn National to take action or enter into a transaction or series of transactions intended to provide such person or group with short-term financial gain under circumstances where at least a majority of the Continuing Directors determines that the best long-term interests of Penn National and our shareholders would not be served by taking such action or entering into such transaction or series of transactions at that time, or

        (ii) and such ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of our ability to maintain our competitive position) on our business or prospects.

    Upon the first to occur of the above events, the preferred purchase rights will separate and be distributed to each registered holder of our common stock. The rights will expire on March 18, 2009, unless earlier redeemed or exchanged as provided in the preferred share purchase rights plan.

    Based on the approximately 15.5 million shares of common stock outstanding as of May 31, 2001, the outstanding rights could be exercisable for up to approximately 155,000 shares of preferred stock. Our articles of incorporation authorize the issuance of 1,000,000 shares of preferred stock. Based on the 200,000,000 shares of common stock that we are authorized to issue, we could issue up to 100,000,000 shares of common stock and still reserve sufficient preferred stock to cover the exercise of outstanding rights. However, any shares of preferred stock issued in transactions registered under this shelf registration statement or otherwise would reduce the number of preferred stock shares available for issuance under the preferred share purchase rights plan. Fewer available preferred stock shares would reduce the maximum number of common stock shares that we could issue while still reserving the shares of preferred stock necessary under the preferred share purchase rights plan.

    The rights will have anti-takeover effects. The rights could cause substantial dilution to a person or group that attempts to acquire us and effect a change in the composition of our Board of Directors on terms not approved by the Board of Directors, including by means of a tender offer at a premium to the market price. The rights should not interfere with any merger or business combination approved by the Board of Directors because we may redeem the rights at the redemption price prior to the time that person has become an acquiring person.

POSSIBLE ANTITAKEOVER EFFECT OF CERTAIN CHARTER, BYLAW AND OTHER PROVISIONS

    Our articles of incorporation, as amended, and bylaws provide that the Board of Directors is to consist of three classes of directors, each comprised as nearly as practicable of one-third of the Board, and that one-third of the Board is to be elected each year. At each annual meeting, only directors of the class whose term is expiring are voted upon, and upon election each such director serves a three-year term. Our articles of incorporation provide that a director may be removed with or without cause only by the affirmative vote of the holders of 75% of the voting power of all shares of our capital stock entitled to vote generally in the election of directors, voting as a single class; our bylaws provide that a director may only be removed without cause by written consent of the shareholders and not at a meeting.

    Our articles of incorporation provide that shareholder-proposed nominations for election of directors and shareholder-proposed business at meetings of shareholders is subject to the advance notice requirements contained in the bylaws, which may be amended by the directors.

    The provisions of our articles of incorporation with respect to classification of the Board of Directors and shareholder approval of the removal of directors with or without cause may not be altered, amended or repealed without the affirmative vote of the holders of at least 75% of the voting power of all shares of our capital stock entitled to vote generally in the election of directors, voting as a single class.

    The Pennsylvania Business Corporation Law, or BCL, contains a number of interrelated provisions that are designed to support the validity of actions taken by the Board of Directors in response to takeover bids, including specifically the Board's authority to "accept, reject or take no action" with respect to a takeover bid, and permitting the unfavorable disparate treatment of a takeover bidder. One provision requires that mergers with or sales of assets to an "interested shareholder" (which includes a shareholder who is a party to the proposed transaction) be approved by a majority of voting shares outstanding, other than those held by the interested shareholder, unless, prior to the date on which the interested shareholder became an interested shareholder, the transaction has been approved by a majority of the corporation's directors who are not affiliated with the interested shareholder, or the transaction results in the payment to all other shareholders of an amount not less than the highest amount paid for shares by the interested shareholder. Another provision of the BCL gives the directors broad discretion in considering the best interests of the corporation, including a provision that permits the Board, in taking any action, to consider various corporate interests, including employees, suppliers, clients and communities in which the corporation is located, the short and long-term interests of the corporation, and the resources, intent and conduct of any person seeking to acquire control of the corporation. Another provision prohibits, subject to certain exceptions, a "business combination" with a shareholder or group of shareholders beneficially owning more than 20% of the voting power of a public corporation (excluding certain shares) for a five-year period following the date on which the holder became an interested shareholder.

    The effect of the BCL's antitakeover provisions may be to deter unsolicited takeover attempts or other attempts to accumulate our stock. This may promote stability in our business, management and control, and in the price of our capital stock. However, by discouraging open market accumulation of our capital stock and non-solicited, non-negotiated takeover attempts, shareholders may be disadvantaged by foregoing the opportunity to participate in such transactions, which may be in excess of the prevailing market price for our capital stock. In addition, while the antitakeover provisions may encourage a party considering accumulating stock in or acquiring Penn National to negotiate with the Board, and place the Board in a better position to defend against actions it believes not to be in the best interests of Penn National and its shareholders, the provisions may also make it more difficult to accomplish a transaction requiring shareholder approval if the Board disapproves (even if the shareholders may be in favor of such a transaction).

    The restrictions imposed by gaming and regulatory authorities to which we are subject on share ownership and transfer may also discourage or make it more difficult for a party to accumulate stock in or acquire us, as many of these entities have broad discretion in approving our activities and approving our shareholders. See "--Certain Restrictions on Share Ownership and Transfer."

POSSIBLE ANTITAKEOVER EFFECTS STEMMING FROM CONCENTRATED SHAREHOLDER BASE

    Peter M. Carlino, our Chairman of the Board and Chief Executive Officer, by virtue of his ability to vote the shares of common stock held by him and the Carlino Family Trust, may be able significantly to influence the election of directors and our business and affairs. The trustees of the Carlino Family Trust, by virtue of their ability to vote the shares of common stock held in the Carlino Family Trust in certain circumstances, may be able to significantly influence the approval or disapproval of the sale of all or substantially all of our assets or a merger, consolidation or liquidation. In addition, in the event the Carlino Family Trust proposes to sell common stock representing more than 3% of our outstanding common stock, Peter M. Carlino and other Carlino siblings have the right to acquire such common stock on the price and terms proposed. Peter M. Carlino's control position and certain other provisions of the Carlino Family Trust could deter unsolicited takeover attempts to the same or greater extent than any provisions of the BCL or applicable gaming and racing regulations.

CERTAIN RESTRICTIONS ON OWNERSHIP AND TRANSFER OF OUR SECURITIES

    We are subject to federal, state and local regulations that relate to our current live racing, pari-mutuel, gaming machine and casino operations, and that impose certain restrictions on the ownership and transfer of our securities. The following description of the regulatory environment regarding restrictions on ownership and transfer of our securities is only a summary and not a complete recitation of all applicable regulatory laws. Moreover, ownership and transfer of our securities could be subjected at any time to additional or more restrictive regulations, including regulation in applicable jurisdictions where there are no current restrictions on the ownership and transfer of our securities.

WEST VIRGINIA

    The West Virginia Racetrack Video Lottery Act provides that the transfer of more than 5% of the voting stock of a corporation that holds a gaming machine license, or that controls another entity that holds such a license, or the transfer of the assets of a license holder may only be to persons who have met the licensing requirements of the West Virginia Racetrack Video Lottery Act or which transfer has been pre-approved by the West Virginia Lottery Commission. Any transfer that does not comply with this requirement voids the license. If the number of shares that we intend to issue pursuant to a particular offering under this registration statement exceeds 5% of our outstanding voting stock at the time of such offering, we may be required to seek approval by the West Virginia Lottery Commission and the West Virginia Racing Commission. The issuance of preferred stock and debt securities pursuant to this prospectus and any prospectus supplement also may be subject to the approval of the West Virginia Lottery Commission and the West Virginia Racing Commission.

MISSISSIPPI

    Mississippi statutes and regulations give the Mississippi Gaming Commission the discretion to require a suitability finding with respect to anyone who acquires any of our securities, regardless of the percentage of ownership. The current policy of the Mississippi Gaming Commission is to require anyone acquiring 5% or more of any voting securities of a public company with a licensed subsidiary or private company licensee to be found suitable. However, the Mississippi Gaming Commission generally permits certain "institutional" investors to beneficially own up to 15% of the voting securities of a registered public company without a finding of suitability. If the owner of voting securities who is required to be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

    Any owner of voting securities found unsuitable and who holds, directly or indirectly, any beneficial ownership of our equity interests beyond such period of time as may be prescribed by the Mississippi Gaming Commission may be guilty of a misdemeanor. Any person who fails or refuses to apply for a finding of suitability or a license within 30 days of being ordered to do so by the Mississippi Gaming Commission may be found unsuitable. We are subject to disciplinary action if we, after receiving notice that a person is unsuitable to be an owner of or to have any other relationship with us, (1) pay the unsuitable person any dividends or interest upon any of our securities or any payments or distribution of any kind whatsoever, (2) recognize the exercise, directly or indirectly, of any voting rights of our securities by the unsuitable person, or
(3) pay the unsuitable person any remuneration in any form for services rendered or otherwise, except in certain limited and specific circumstances. In addition, if the Mississippi Gaming Commission finds any owner of voting securities unsuitable, such owner must immediately surrender all securities to us, and we must purchase the securities so offered for cash at fair market value within 10 days.

    We will be required to maintain current ownership ledgers in the State of Mississippi that may be examined by the Mississippi Gaming Commission at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Mississippi Gaming Commission. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. We may be required to disclose to the Mississippi Gaming Commission, upon request, the identities of the holders of certain of our indebtedness. In addition, the Mississippi Gaming Commission under the Mississippi Act may, in its discretion,
(1) require holders of debt securities, including the debt securities that may be issued under this prospectus and any prospectus supplement, to file applications, (2) investigate such holders, and (3) require such holders to be found suitable to own such debt securities. Although the Mississippi Gaming Commission generally does not require the individual holders of obligations to be investigated

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and found suitable, the Mississippi Gaming Commission retains the discretion to do so for any reason, including but not limited to a default, or where the holder of the debt instrument exercises a material influence over the gaming operations of the entity in question. Any holder of the debt securities required to apply for a finding of suitability must pay all investigative fees and costs of the Mississippi Gaming Commission in connection with such an investigation.

    The regulations provide that we may not engage in any transaction that would result in a change of our control without the prior approval of the Mississippi Gaming Commission. Mississippi law prohibits us from making a public offering or private placement of our securities without the approval of or waiver of approval by the Mississippi Gaming Commission if any part of the proceeds of the offering is to be used to finance the construction, acquisition or operation of gaming facilities in Mississippi, or to retire or extend obligations incurred for one or more of such purposes. The Mississippi Gaming Commission has the authority to grant a continuous approval of securities offerings and has granted us such approval, subject to an annual renewal.

    Regulations of the Mississippi Gaming Commission prohibit certain repurchases of securities of publicly traded corporations registered with the Mississippi Gaming Commission without prior approval of the Mississippi Gaming Commission. Transactions covered by these regulations are generally aimed at discouraging repurchases of securities at a premium over market price from certain holders of greater than 3% of the outstanding securities of the registered publicly traded corporation. The regulations of the Mississippi Gaming Commission also require prior approval for a "plan of recapitalization" as defined in such regulations.

    The Mississippi Act requires that certificates representing our securities bear a legend to the general effect that the securities are subject to the Mississippi Act and regulations of the Mississippi Gaming Commission. The Mississippi Gaming Commission through the power to regulate licensees, has the power to impose additional restrictions on the holders of our securities at any time.

LOUISIANA

    We are subject to regulation by the State of Louisiana as a result of our ownership of LCCI, the operator of the Casino Rouge riverboat. Certain regulations imposed by the Louisiana Riverboat Economic Development and Gaming Control Act or rules adopted pursuant thereto require that owners holding greater than a 5% interest in LCCI must be found suitable by the Louisiana Gaming Control Board.

PENNSYLVANIA

    Our horse racing operations at Penn National Race Course and Pocono Downs are subject to extensive regulation under the Pennsylvania Racing Act. The Pennsylvania Racing Act requires that any shareholder proposing to transfer beneficial ownership of 5% or more of our shares file an affidavit with us setting forth certain information about the proposed transfer and transferee, a copy of which we are required to furnish to the Pennsylvania Racing Commissions. The certificates representing our shares owned by 5% beneficial shareholders are required to bear certain legends prescribed by the Pennsylvania Racing Act. In addition, under the Pennsylvania Racing Act, the Pennsylvania Racing Commissions have the authority to order a 5% beneficial shareholder of a company to dispose of his common stock of such company if it determines that continued ownership would be inconsistent with the public interest, convenience or necessity or the best interest of racing generally.

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                         DESCRIPTION OF DEBT SECURITIES

    The following provides a general description of the terms of the debt securities that we may issue. The particular terms of any debt securities offered by any prospectus supplement and the extent, if any, to which the general provisions set forth below may not apply will be described in the prospectus supplement relating to those debt securities.

    We filed a form of indenture as an exhibit to the registration statement of which this prospectus is a part. The debt securities will be issued under one or more indentures, each dated as of a date on or before the issuance of the debt securities to which it relates and in the form filed, subject to any amendments or supplements as we may adopt from time to time. Each indenture will be entered into between us, as obligor, a trustee chosen by us and qualified to act as a trustee under the Trust Indenture Act of 1939, and any of our subsidiaries which guarantee our obligations under the indenture. You should read the indenture because it, and not this description, will control your rights as a holder of debt securities. The terms of the indenture are also governed by the Trust Indenture Act.

GENERAL

    The debt securities will be our direct obligations, which will be unsecured, rank subordinate to our credit facilities, of which approximately
$308.9 million was outstanding on March 31, 2001 and may rank subordinate to, equally with or senior to our other indebtedness, including our senior subordinated notes due 2008, of which $200 million was outstanding on March 31, 2000. The indenture provides that unsecured subordinated debt securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution from our board of directors or as established in one or more indentures supplemental to the indenture. All debt securities of one series do not need to be issued at the same time. Additionally, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of such series, for issuances of additional debt securities of such series.

TERMS OF THE DEBT SECURITIES

    You should refer to the prospectus supplement for some or all of the following terms of each series of the debt securities in respect of which this prospectus is being delivered:

    - the designation, aggregate principal amount and authorized denominations of the series;

    - the issue price as a percentage of the principal amount at which the series will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity or upon redemption thereof and the rate or rates at which original issue discount will accrue;

    - the date or dates on which the series will mature;

    - the rate or rates per annum, if any, at which the series will bear interest;

    - the times from which any interest will accrue, be payable and the record dates pertaining thereto;

    - the place or places where the principal and interest, if any, on the series will be payable;

    - any redemption or other special terms;

    - the events of default and covenants relating to the debt securities which are in addition to, modify or delete those described herein;

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    - whether the debt securities will be issued in certificated or book-entry form, and the denominations thereof;

    - if applicable, the terms of any right to convert debt securities into shares of our common stock or other securities or property;

    - provisions, if any, for the defeasance or discharge of certain of our obligations with respect to such debt securities, which provisions may be in addition to, in substitution for, or in modification of (or any combination of the foregoing), the provisions of the indenture;

    - the manner in which the amounts of payment of principal of, premium, if any, or any interest on such debt securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which such debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

    - a discussion of any material and/or special United States federal income tax considerations applicable to such debt securities;

    - any depositaries, trustees, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities other than those originally appointed;

    - whether such debt securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

    - the terms, if any, on which such debt securities will be subordinate to other debt;

    - any listing or intended listing of the debt securities on a securities exchange;

    - the provisions, if any, relating to any guarantees of the debt securities; and

    - any other terms of the debt securities, which will not be inconsistent with the provisions of the indenture.

    Our debt securities may be sold at a discount below their principal amount. Even if our debt securities are not issued at a discount below their principal amount, these securities may, for United States federal income tax purposes, be deemed to have been issued with original issue discount because of certain interest payment or other characteristics. Special United States federal income tax considerations applicable to debt securities issued with original issue discount will be described in more detail in any applicable prospectus supplement. In addition, special United States federal tax considerations or other restrictions or terms applicable to any debt securities offered exclusively to foreigners or denominated in a currency other than United States dollars will also be set forth in the prospectus supplement, if applicable.

INFORMATION ABOUT THE TRUSTEE

    Our indenture provides that there may be more than one trustee, each with respect to one or more series of debt securities. Any trustee under our indenture may resign at any time or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series. If two or more persons are acting as trustees with respect to different series of debt securities, each trust shall be separate and apart from the trust administered by any other trustee. Except as indicated in this prospectus or any prospectus supplement, any action to be taken by the trustee may be taken only with respect to the one or more series of debt securities for which it is trustee under the indenture.

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MERGER, CONSOLIDATION OR SALE OF ASSETS

    Our indenture does not allow us to consolidate or merge with or into, or sell, assign, convey, transfer or lease our properties and assets, substantially in their entirety, as computed on a consolidated basis, to another corporation, person or entity unless:

    - either we are the surviving person, in the case of a merger or consolidation, or the successor or transferee is a corporation organized under the laws of the United States, or any state thereof or the District of Columbia and the successor or transferee corporation expressly assumes, by supplemental indenture, all of our obligations under the debt securities and the indenture; and

    - no default or event of default exists immediately after such transaction.

DENOMINATIONS

    Unless we specify in the prospectus supplement, the debt securities of any series will be issuable only as debt securities in denominations of $1,000, and any integral multiples thereof, and will be payable only in U.S. dollars. The indenture also provides that debt securities of a series may be issuable in global form. See "Global Securities" below.

REGISTRATION AND TRANSFER

    If you surrender for transfer your registered debt securities at the office or agency we maintain for such purpose, we will deliver, in the name you have designated as transferee, one or more new debt securities of the same series of like aggregate principal amount in such denominations as are authorized for debt securities of such series and of a like maturity and with like terms and conditions. You will not incur a service charge for any transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange.

    We will not be required to:

    - register, transfer or exchange debt securities of any series during a period beginning with the opening of business 15 days before the day of the transmission of a notice of redemption of debt securities of such series selected for redemption, and ending at the close of business on the day of the transmission; or

    - register, transfer or exchange any debt security so selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

EVENTS OF DEFAULT

    Unless we inform you otherwise in the prospectus supplement, events of default means any of the following:

    - default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

    - default in the payment of principal of or premium, if any, on any debt security of that series when due;

    - if applicable, default in the deposit of any sinking fund payment, when and as due in respect of any debt security of that series;

    - default in the performance, or breach, of any covenants or warranties in the indenture if the default continues uncured for a period of 60 days after written notice to us by the applicable trustee or to us and the applicable trustee by the holders of at least 25% in principal amount of the outstanding debt securities of that series as provided in the indenture; and

    - certain events of bankruptcy, insolvency or reorganization.

    If an event of default for any series of debt securities, which are at that time outstanding, occurs and continues, then the applicable trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may, by a notice in writing to us, and to the applicable trustee if given by the holders, declare to be due and payable immediately the principal, or, if the debt securities of that series are discount securities, such portion of the principal amount as may be specified in the terms of that series and premium, if any, of all debt securities of that series.

    At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may, subject to our having paid or deposited with the trustee a sum sufficient to pay overdue interest and principal which has become due other than by acceleration and certain other conditions, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal and premium, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. For information as to waiver of defaults see the discussion set forth below under "Modification and Waiver."

    You should refer to our prospectus supplement with regard to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence and continuation of an event of default.

    The indenture provides that the trustee is not obligated to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

    No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless such holder shall have previously given to the applicable trustee written notice of a continuing event of default with respect to debt securities of that series and the holders of at least 25% in principal amount of the outstanding debt securities of that series shall have made written request, and offered reasonable indemnity, to such trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding debt securities of that series direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such debt security on or after the due dates expressed in such debt security and to institute suit for the enforcement of any such payment.

    We are required by the indenture, within 120 days after the end of each fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee with respect to any series of debt securities may withhold notice to the holders of debt securities of such series of any default or event of default (except a default in payment on any debt securities of such series) with respect to debt securities of such series if and so long as a committee of its trust officers, in good faith, determines that withholding such notice is in the interest of the holders of debt securities of such series.

MODIFICATION AND WAIVER

    We and the applicable trustee, at any time and from time to time, may modify the indenture without prior notice to or consent of any holder of any series of debt securities for any of the following purposes:

    - to permit a successor corporation to assume our covenants and obligations under the indenture and in such series of debt securities in accordance with the terms of the indenture;

    - to add to our covenants for the benefit of the holders of any series of debt securities (and if the covenants are to be for the benefit of less than all the series, we shall state that the covenants are expressly being included solely for the benefit of the applicable series);

    - to surrender any of our rights or powers conferred in the indenture;

    - to add any additional events of default (and if the events of default are to be applicable to less than all series, we shall state that the events of default are expressly being included solely for the benefit of the applicable series);

    - to add to, change or eliminate any of the provisions of the indenture in a manner that will become effective only when there is no outstanding debt security which is entitled to the benefit of the provision and as to which the modification would apply;

    - to secure a series of debt securities or to provide that our obligations under a series of debt securities or the indenture will be guaranteed and the terms and conditions for the release or substitution of the security or guarantee;

    - to supplement any of the provisions of the indenture to the extent needed to permit or facilitate the defeasance and discharge of a series of debt securities in a manner that will not adversely affect the interests of the holders of debt securities of that series or any other series of debt securities issued under the indenture in any material respect;

    - to establish the form or terms of debt securities as permitted by the indenture;

    - to provide for the acceptance of appointment by a successor trustee regarding one or more series of debt securities and to add to or change any of the provisions of the indenture as is necessary to provide for the administration of the trusts by more than one trustee;

    - to comply with the requirements of the Securities and Exchange Commission in connection with qualification of the indenture under the Trust Indenture Act;

    - to cure any ambiguity;

    - to correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision in the indenture;

    - to eliminate any conflict between the terms of the indenture and the debt securities and the Trust Indenture Act; or

    - to make any other provisions with respect to matters or questions arising under the indenture which will not be inconsistent with any provision of the indenture as long as the new provisions do not adversely affect in any material respect the interests of the holders of any outstanding debt securities of any series created prior to the modification.

    We may also modify the indenture for any other purpose if we receive the written consent of the holders of not less than a majority in principal amount of the outstanding debt securities of each series affected by such modification voting separately. However, we may not, without the consent of the holder of each outstanding debt security of each series affected:

    - change the stated maturity or reduce the principal amount or the rate of interest, or extend the time for payment of interest of any debt security or any premium payable upon the redemption of any debt security, or change the stated maturity of, or reduce the amount of the principal of a discount security that would be due and payable upon a declaration of acceleration of the maturity of a discount security or impair the right to institute suit for the enforcement of any payment on or after the due date thereof (including, in the case of redemption, on or after the redemption date), or alter any redemption provisions in a manner adverse to the holders of such series of debt securities;

    - reduce the percentage in principal amount of the outstanding debt securities of a series where the consent of the holder is required for any such amendment, supplemental indenture or waiver which is provided for in the indenture;

    - if applicable, adversely affect the right of a holder to convert any debt security;

    - modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security which would be affected; or

    - modify any provision described in the prospectus supplement as requiring the consent of each affected holder of debt securities.

    A modification that changes or eliminates any covenant or other provision of the indenture with respect to one or more particular series of debt securities, or that modifies the rights of the holders of debt securities of a series with respect to such covenant or other provision, shall be deemed not to affect the rights under the indenture of the holders of debt securities of any other series.

    The indenture provides that the holders of not less than a majority in aggregate principal amount of the then outstanding debt securities of any series, by notice to the relevant trustee, may on behalf of the holders of the debt securities of such series waive any default and its consequences under the indenture, except (1) a continuing default in the payment of interest on, premium, if any, or the principal of, any such debt security held by a nonconsenting holder or (2) a default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the holder of each outstanding debt security of each series affected.

DEFEASANCE OF DEBT SECURITIES OR CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

    DEFEASANCE AND DISCHARGE. The indenture provides that we may be discharged from any and all obligations under any debt securities other than:

    - certain obligations to pay additional amounts, if any, upon the occurrence of certain tax, assessment or governmental charge events regarding payments on debt securities;

    - to register the transfer or exchange of debt securities;

    - to replace stolen, lost or mutilated debt securities; or

    - to maintain paying agencies and to hold money for payment in trust.

    We may only defease and discharge all of our obligations under the debt securities of any series if:

    - we irrevocably deposit with the trustee, in trust, the amount, as certified by an officers' certificate, of money and/or U.S. government obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will be sufficient to pay and discharge each installment of principal and premium, if any and any interest on, and any mandatory sinking fund payments in respect of, the debt securities of such series on the dates such payments are due; and

    - we deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service, in either case to the effect that holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge.

    DEFEASANCE OF CERTAIN COVENANTS. Upon compliance with certain conditions, we may omit to comply with certain restrictive covenants contained in the indenture or in the applicable prospectus supplement or any other restrictive covenant relating to any series of debt securities provided for in a board resolution or supplemental indenture which by its terms may be defeased pursuant to the terms of such series of debt securities. Any omission to comply with our obligations or covenants shall not constitute a default or event of default with respect to any debt securities. In that event, you would lose the protection of these covenants, but would gain the protection of having money and/or U.S. government obligations set aside in trust to repay the series of debt securities. We may only defease any covenants if, among other requirements:

    - we deposit with the trustee money and/or U.S. government obligations that, through the payment of interest and principal in respect to such obligations, in accordance with their terms, will provide money in an amount, as certified by an officers' certificate, sufficient to pay principal, premium, if any, and any interest on and any mandatory sinking fund payments in respect of the debt securities of such series on the dates such payments are due; and

    - we deliver to the trustee an opinion of counsel or a ruling from the United States Internal Revenue Service to the effect that the holders of the debt securities of such series will not recognize income, gain or loss, for United States federal income tax purposes, as a result of the covenant defeasance.

LIMITED LIABILITY OF CERTAIN PERSONS

    The indenture provides that none of our past, present or future stockholders, incorporators, employees, officers or directors, or of any successor corporation or any of our affiliates shall have any personal liability in respect of our obligations under the indenture or the debt securities by reason of his, her or its status as such stockholder, incorporator, employee, officer or director.

MANDATORY DISPOSITION PURSUANT TO GAMING LAWS

    The indenture provides that each holder and beneficial owner, by accepting any of the debt securities subject thereto, shall be deemed to have agreed that if the gaming authority of any jurisdiction of which we or any of our subsidiaries conducts or proposes to conduct gaming, requires that a person who is a holder or the beneficial owner of the debt securities be licensed, qualified or found suitable under applicable gaming laws, such holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability within the required time period. If such person fails to apply or become licensed or qualified or is found unsuitable, we shall have the right, at our option:

    - to require such person to dispose of its debt securities or beneficial interest therein within 30 days of receipt of notice of our election or such earlier date as may be requested or prescribed by such gaming authority; or

    - to redeem such debt securities at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability, which may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority or such lesser amount as may be required by applicable law or by order of any gaming authority.

    We shall notify the trustee in writing of any such redemption as soon as practicable. We shall not be responsible for any costs or expenses any such holder may incur in connection with its application for a license, qualification or a finding of suitability.

CONVERSION RIGHTS

    The terms and conditions, if any, upon which the debt securities are convertible into common stock or other securities or property will be set forth in the applicable prospectus supplement. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities.

GUARANTEE

    The indenture provides that one or more of our subsidiaries may be a guarantor and may "guarantee" the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all of our obligations under the debt securities of any series and the indenture. The liability of the guarantors will be independent of and not in consideration of or contingent upon our liability or any other party obligated under the debt securities or the indenture. A separate action or actions may be brought or prosecuted against us or any other party obligated under the debt securities or the indenture whether or not we or any other party obligated under the debt securities or the indenture are joined in any such action or actions. However, any guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by the guarantor without rendering the guarantee, as it relates to such guarantor, original issue discountable under Section 548 of the Federal Bankruptcy Code or any applicable provision of comparable state law. This guarantee will be a continuing guarantee and will remain in full force and effect until payment in full of all of the guaranteed obligations.

PAYMENT AND PAYING AGENTS

    We covenant and agree, for the benefit of each series of debt securities, that we will duly and punctually pay the principal of, premium, if any, and any interest on the debt securities in accordance with the terms of the debt securities and the indenture. We will maintain an office or agency where debt securities of that series may be presented or surrendered for payment, where debt securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon us in respect of the debt securities of that series and the indenture may be served.

GLOBAL SECURITIES

    The debt securities of any series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Global securities will be in registered form and may be issued in either temporary or permanent form. The specific terms of the depositary arrangement regarding a series of debt securities will be described in the applicable prospectus supplement relating to such series.

                              SELLING SHAREHOLDERS

    Certain of our shareholders may offer and sell shares of common stock pursuant to this prospectus. We will identify any selling shareholders in a prospectus supplement, along with other information about their ownership holdings both before and after such sale.

                              PLAN OF DISTRIBUTION

    We and, with respect to a portion of the common stock offered hereby, the selling shareholders may sell the offered securities as follows:

    - directly to one or more purchasers;

    - through agents;

    - to and through one or more dealers;

    - to and through one or more underwriters; or

    - through a combination of any such methods of sale.

    The distribution of the offered securities pursuant to any applicable prospectus supplement may be effected from time to time in one or more transactions either:

    - at a fixed price or prices which may be changed;

    - at market prices prevailing at the time of sale;

    - at prices related to such prevailing market prices; or

    - at negotiated prices.

    Offers to purchase the offered securities may be solicited directly by us. Offers to purchase may also be solicited by agents designated by us from time to time. Any such agent, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of the offered securities in respect of which this prospectus is delivered will be named, and any commissions which shall be payable by us to such agent will be set forth, in the applicable prospectus supplement.

    If a dealer is utilized in the sale of the offered securities, we will sell the securities to the dealer, as principal. The dealer, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell the securities to the public at varying prices to be determined by such dealer at the time of resale.

    If an underwriter is, or underwriters are, utilized in the sale of the offered securities, we will execute an underwriting agreement with such underwriters at the time of such sale to them and the names of the underwriters will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the offered securities. In connection with the sale of offered securities, such underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of debt securities and common stock for whom they may act as agents. Underwriters may sell offered securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by us to underwriters in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement.

    Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters and agents may also engage in transactions with, or perform services for us in the ordinary course of business.

    If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase offered securities from us pursuant to contracts providing for payment and delivery on a future date or dates set forth in the applicable prospectus supplement. Institutions with which such contracts may be made may include, but are not limited to, commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will not be subject to any conditions except that the purchase of offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and if the offered securities are also being sold to underwriters, we shall have sold to such underwriters the offered securities not sold for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility in respect to the validity or performance of such contracts. The prospectus supplement relating to such contracts will set forth the price to be paid for offered securities pursuant to such contracts, the commissions payable for solicitation of such contracts and the date or dates in the future for delivery of offered securities pursuant to such contracts.

    The anticipated date of delivery of offered securities will be set forth in the applicable prospectus supplement relating to each offer.

                                 LEGAL MATTERS

    Certain matters with respect to the securities offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

    The financial statements for Penn National Gaming, Inc. and subsidiaries as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, incorporated by reference into this prospectus, have been audited by BDO Seidman, LLP, independent public accountants, as indicated in their report appearing therein.

    The financial statements for Mardi Gras Casino Corp. as of December 31, 1999 and 1998, for each of the three years in the period ended December 31, 1999, incorporated by reference into this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report appearing therein.

    The financial statements for Mississippi-I Gaming, L.P. as of December 31, 1999 and 1998, for each of the three years in the period ended December 31, 1999, incorporated by reference into this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report appearing therein.

    The financial statements of CRC Holdings, Inc.--Gaming Division as of November 30, 1999 and 2000, and for each of the three years in the period ended November 30, 2000 incorporated by reference into this prospectus, have been so incorporated by reference in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

            [INSIDE BACK COVER OF PRELIMINARY PROSPECTUS SUPPLEMENT]

[Photograph of Exterior Entrance of Casino Rama in Ontario, Canada.]

[Picture of Eastern-Half of the United States and Canada Showing Location of Penn National Facilities.]

[Photograph of Exterior Entrance to Penn National Race Track in Grantville, Pennsylvania.]

[Photograph of the Grand Stand at Pocono Downs in Wilkes-Barre, Pennsylvania.]

[Photograph of the Exterior Entrance to The Downs OTW in Carbondale, Pennsylvania.]

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                                3,500,000 SHARES

                                     [LOGO]
                           PENN NATIONAL GAMING, INC.

                                  COMMON STOCK

                       ---------------------------------

                             PROSPECTUS SUPPLEMENT

                         ------------------------------

                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.

                               CIBC WORLD MARKETS

                           DEUTSCHE BANC ALEX. BROWN

                                LEHMAN BROTHERS

                               FEBRUARY   , 2002

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